Exhibit 2.1

INTEREST PURCHASE AGREEMENT

among

HITACHI CHEMICAL CO. AMERICA, LTD.,

PCT, LLC, A CALADRIUS COMPANY,

and

CALADRIUS BIOSCIENCES, INC.,

Dated as of March 16, 2017

– i –

TABLE OF CONTENTS

(continued)

– ii –

TABLE OF CONTENTS

(continued)

– iii –

INTEREST PURCHASE AGREEMENT

THIS INTEREST PURCHASE AGREEMENT (this “Agreement”), dated this 16th day of March, 2017 (the “Effective Date”), by and among CALADRIUS BIOSCIENCES, INC., a corporation incorporated under the laws of Delaware (“Caladrius”); PCT, LLC, A CALADRIUS COMPANY, a limited liability company organized under the laws of Delaware and currently a majority-owned subsidiary of Caladrius (“Company”); and HITACHI CHEMICAL CO. AMERICA, LTD., a corporation incorporated under the laws of New York and currently a minority owner of Company (“Purchaser” and, together with Caladrius and Company, the “Parties” and each a “Party”).

WITNESSETH that,

WHEREAS, Company is engaged in the Business;

WHEREAS, there are a total of 100 membership units of Company (each, a “Unit”), issued and outstanding, 80.1 of which are owned by Caladrius (the “CLBS Units”) and 19.9 are owned by Purchaser (the “Purchaser Units”);

WHEREAS, the Purchaser Units were sold to Purchaser pursuant to that certain Unit Purchase Agreement dated as of March 11, 2016 by and among the Parties (the “Prior Agreement”);

WHEREAS, Caladrius desires to sell, and Purchaser desires to purchase, the CLBS Units, resulting in Purchaser owning all of the Equity Interests in Company, such that Company will be wholly-owned by Purchaser following the closing of the purchase of the CLBS Units (“Closing”) contemplated by this Agreement on the terms and conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, the officers and directors of Caladrius listed on Schedule 1.1 hereto are executing support agreements in substantially the form attached hereto as Exhibit A (the “Stockholder Support Agreements”).

NOW, THEREFORE, in consideration of the premises and the terms, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

Article I

DEFINITIONS

1.1          Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meaning set forth below:

“Act” means the Securities Act of 1933, as amended.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person, where “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or similar ownership interests, by contract or otherwise, including any general partner, managing member, officer, or director of such Person, or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

“Alternative Transaction” means (w) any direct or indirect acquisition or, if applicable, license (in each case regardless of the form of transaction) of either (I) all or any portion of the assets of Company or any of its Subsidiaries outside the ordinary course of business consistent with past practice or (II) any Equity Interest in Company or any of its Subsidiaries, (x) any partnership, development agreement, joint venture or other strategic investment in or involving Company or any of its Subsidiaries (other than with or by Purchaser), (y) any liquidation, dissolution, recapitalization or other significant reorganization of Company, or any extraordinary dividend, whether of cash or other property by Company, or (z) any transaction by Company or any of its Subsidiaries outside the ordinary course of business consistent with past practice, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by the Transaction Agreements; provided, however, for the avoidance of doubt, that (i) no transaction by Caladrius involving the issuance or sale of any security of Caladrius shall be considered an Alternative Transaction unless it results in a CoC Transaction (as such term is defined in the Operating Agreement) or (ii) no loan or indebtedness obtained or incurred by Caladrius shall be considered an Alternative Transaction unless such transaction involves the grant of a security interest or encumbrance upon any of the assets or Equity Interests of Company and/or any pledge of Equity Interests of Company.

“Alternative Transaction Proposal” means any offer, inquiry, proposal or indication of interest, written or oral (whether binding or non-binding and other than an offer, inquiry, proposal or indication of interest by Purchaser or an Affiliate of Purchaser), relating to an Alternative Transaction.

“Ancillary Agreements” means (i) the Escrow Agreement, (ii) the Transition Services Agreement, (iii) the Stockholder Support Agreements, (iv) the Warrant, (v) the amendment to the Operating Agreement attached as Exhibit A to the Warrant, and (vi) any other agreements (other than this Agreement) and documents to which the Parties are or will be a party that are required to be executed pursuant to this Agreement.

“Antitrust Laws” means the HSR Act and any other domestic or foreign antitrust, competition, pre-merger notification or other Law designed to prohibit, restrict or regulate actions which have the purpose or effect of monopolization or restraint of trade.

“Authorizing Resolution” a resolution authorizing the sale and assignment of the CLBS Units to Purchaser hereunder as required pursuant to the organizational documents of Caladrius, applicable Law and the rules of any stock exchange on which the Caladrius Common Stock is traded.

“Base Purchase Price” means $75,000,000.

“Business” means the provision of service solutions for the contract research, development, manufacture, testing, storage, distribution and commercialization of cell-based therapies; provided, however, the term “development” shall not include pre-clinical animal testing, pharmacology, human clinical testing activities or other activities generally performed in the context of proprietary therapeutic drug development.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in the State of New York.

“Caladrius Board” means the board of directors of Caladrius.

“Caladrius Capital Stock” means the Caladrius Common Stock and the Caladrius Series B Preferred Stock.

“Caladrius Common Stock” means the common stock, par value $0.001 per share, of Caladrius, which has one vote per share with respect to approval of the Authorizing Resolution.

“Caladrius Series B Preferred Stock” means the Series B Preferred Stock, par value $0.01 per share, of Caladrius, which has 10 votes per share with respect to approval of the Authorizing Resolution.

“Caladrius Stockholder Approval” means the approval and adoption of the Authorizing Resolution by a majority of the voting power of the shares of Caladrius Capital Stock entitled to vote, voting together as a single class.

“Calculation Time” means 11:59 p.m., New York City time, on the day immediately prior to the Closing Date.

“CLBS03 Contract” means that certain Services Agreement dated as of October 28, 2015 between Caladrius and Company.

“Closing Date Cash” means the Company’s consolidated total cash and cash equivalents as of the Calculation Time as determined in accordance with GAAP using, to the extent in accordance with GAAP, the same accounting methods, principles, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Financial Statements.

“Closing Date Indebtedness” means the Indebtedness of Company as of the Calculation Time.

“Closing Date Company Transaction Expenses” means Company Transaction Expenses for work and services performed or provided up to and including the Closing (but calculated assuming that the Closing has occurred such that any Company Transaction Expenses triggered by the Closing are included in the Closing Date Company Transaction Expenses).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Covered Person” means, with respect to Company as an “issuer” for purposes of Rule 506 promulgated under the Act, and the rules and regulations promulgated thereunder, any Person listed in the first paragraph of Rule 506(d)(1).

“Company Transaction Expenses” means all of the paid and unpaid and outstanding fees, costs and expenses incurred by Company in connection with the transactions contemplated by this Agreement or any Transaction Agreement, whether or not billed or accrued, including all unpaid and outstanding fees, costs and expenses payable to attorneys, brokers, finders, investment bankers, financial advisors or accountants or similar Persons notwithstanding any earnouts, escrows or other contingencies, all obligations under any engagement letter or other agreement or understanding with MTS Health Partners, L.P., all bonuses, severance obligations that become payable, as a result of the transactions contemplated hereby, owed by Company pursuant to any agreement in effect as of the Effective Date to any of Company’s directors, employees and/or consultants in connection with the transactions contemplated by this Agreement or any Transaction Agreement, and any such fees, costs, expenses, payments and expenditures incurred or to be paid for by Company, and any payroll taxes in respect of any of the foregoing. For the avoidance of doubt, any bonus, severance or other similar payment to be paid to any Company employee and/or consultant pursuant to any agreement entered into after the Effective Date in connection with the transactions contemplated by this Agreement will be paid by Company or Purchaser, and no such expense shall be included as a Company Transaction Expense.

“Competing Business” means (i) engaging in the Business or (ii) establishing any joint venture or other arrangement with a third party other than Purchaser if such joint venture or other arrangement would compete with Company or Purchaser in any aspect of the Business.

“Contract” means any written or oral agreement, arrangement, contract, understanding, instrument, undertaking, or commitment of any nature (including leases, licenses, mortgages, notes, guaranties, sublicenses, subcontracts, letters of intent, and purchase orders) in effect or otherwise binding as of the Effective Date or as may hereafter be in effect or otherwise binding, including all amendments, supplements, exhibits, and schedules thereto and any corresponding terms that survive termination or expiration.

“Environmental and Health Law” means any and all applicable Laws issued, promulgated, or entered into by any Governmental Authority relating to the environment, human health, worker health and safety, preservation or reclamation of natural resources, or to the management, handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, release or threatened release of or exposure to hazardous substances, whether now existing or subsequently amended or enacted. The foregoing definition includes all U.S. Food and Drug Administration rules regulations and comments, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Stark Law (42 U.S.C. § 1395nn), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), and the exclusion Laws (42 U.S.C. § 1320a-7).

“Environmental and Health Permit” means any Governmental Authorization under any Environmental and Health Law, and includes any and all Orders issued or entered into by a Governmental Authority under any Environmental and Health Law.

“Equity Interests” means (i) any membership interests, partnership interests, profits interests, capital stock, or other equity securities or ownership interests, (ii) any rights containing any profit participation features (including equity appreciation rights, phantom equity-type plans, and rights to payment based upon equity or valuation), (iii) any rights or options to convert, exchange, exercise for, subscribe for, or to purchase any securities described in clause (i) or clause (ii) of this definition, including options, warrants, and convertible debt instruments.

“ERISA Affiliate” means any entity (whether or not incorporated) which is a member of: (A) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (B) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (C) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes Company.

“ERISA Group Company” means the Company and its Subsidiaries, and, solely as applicable to any liability or obligation to a Relevant Service Provider, Caladrius, and any ERISA Affiliate of Caladrius or Company.

“Escrow Agreement” means the escrow agreement to be entered into by and among JPMorganChase (the “Escrow Agent”), Caladrius, Company and Purchaser on the Closing Date, substantially in the form attached hereto as Exhibit B.

“FASB” means the Financial Accounting Standards Board.

“Governmental Authority” means any supranational, national, state, municipal, provincial, or local government, or governmental, regulatory, or administrative authority,

agency, instrumentality or commission, or tribunal, court, arbitrator, or other judicial or arbitral body having competent jurisdiction, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization, or any quasi-governmental or private body exercising any regulatory, taxing, or other governmental or quasi-governmental authority.

“Governmental Authorization” means any approval, consent, license, permit, waiver, ratification, permission, variance, clearance, registration, qualification, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to Company, at any date, (a) all obligations for borrowed money or extensions of credit; (b) all obligations evidenced by bonds, debentures, notes or other similar instruments, commercial paper or debt securities; (c) all obligations under swaps, hedges, caps, collars, options, futures or similar instruments; (d) all obligations for the deferred purchase price of any property or services, including earnouts, payments under non-compete agreements and Purchaser notes; (e) all obligations created or arising under any conditional sale or other title retention agreement; (f) all obligations secured by a Lien; (g) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases; (h) all obligations in respect of bankers’ acceptances, surety bonds, performance bonds or letters of credit; (i) all obligations of any Person other than Company which are directly or indirectly guaranteed by Company or in respect of which Company has otherwise assured an obligee against loss; (j) all accrued but unpaid Taxes (other than payroll Taxes) and all Taxes attributable to the Pre-Closing Tax Period and any other Liabilities of the Company for Taxes (other than payroll Taxes) as of the Closing (including, for clarity, Taxes arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the transactions contemplated by the Transaction Agreements), whether or not such Liabilities for Taxes would be then due and payable; (k) any trade debt, accounts payable, accrued expenses or other liabilities incurred in the ordinary course of business that are past due as of the Calculation Time; and (l) all interest, principal, prepayment penalties, premiums, fees or expenses due or owing in respect of any item listed in clauses (a) through (k) above. For the avoidance of doubt, “Indebtedness” does not include any trade debt, accounts payable, accrued expenses or other liabilities incurred in the ordinary course of business that are not past due as of the Calculation Time.

“Intellectual Property” means (i) any and all inventions, invention disclosures, developments, improvements, discoveries, know how, concepts, and ideas, whether patentable or not in any jurisdiction; (ii) any and all non-public information, trade secrets, proprietary or confidential information, know-how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists; (iii) any and all writings and other works of authorship, whether or not copyrighted or copyrightable in any jurisdiction; (iv) any and all software, including files, records and data, all schematics, test methodologies, emulation and simulation tools and reports, hardware development tools, prototypes, and other devices, and all databases and data collections; and (v) all tangible embodiments of any Intellectual Property Rights.

“Intellectual Property Rights” means any and all of the following and any and all rights, title and interest in, arising out of, or associated therewith: (i) trademarks, service marks, brand names, certification marks, trade dress, assumed names, trade names, logos, and other indications of origin, sponsorship, or affiliation, including the name(s) “PCT, LLC, a Caladrius Company™” (and any derivation thereof) together with the goodwill associated therewith (whether the foregoing are registered or unregistered), registrations thereof in any jurisdiction and applications to register any of the foregoing in any jurisdiction, and any extension, modification, or renewal of any such registration or application; (ii) Patents; (iii) mask works and registrations and applications for registrations thereof; (iv) trade secrets, and rights in any jurisdiction to limit the use or disclosure thereof or that of any Intellectual Property by any Person; (v) copyrights, copyright registrations and applications for registration of copyrights in any jurisdiction, and renewals or extensions thereof; (vi) Internet domain name registrations, Internet and World Wide Web URLs and addresses; (vii) industrial designs and registrations and applications therefor; (viii) any and all other industrial, intellectual property, and proprietary rights; (ix) all moral and economic rights of authors and inventors, however denominated; and (x) any similar or equivalent intellectual property or proprietary rights to any of the foregoing.

“Key Employee” means the employees of Company and Caladrius identified on Schedule 3.2(p) hereto.

“Key Employee Agreement” means any offer letter or consulting agreement existing as of the date of this Agreement between Company and any Key Employee.

“Knowledge” means with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of each of David Mazzo, Joe Talamo, Todd Girolamo, Robert Preti, Mark Westgate, Mike Vitolo, George Goldberger, Bill Monteith, Brian Hampson, and Elizabeth Burns; provided that any such person will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) or contained in books and records of such person that would reasonably be expected to be reviewed by such person in connection with the performance of such person’s duties and responsibilities on behalf of Company or Caladrius or such knowledge could be obtained from reasonable inquiry of such person’s direct subordinates or reports.

“Law” means any federal, state, foreign, local, municipal, or other statute, law (including common law), constitution, resolution, edict, decree, treaty, ordinance, code, rule, regulation, ruling, or any other binding requirement or determination issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any

Governmental Authority and any orders, writs, injunctions, awards, judgments, and decrees applicable to a Party or to any of its assets, properties, or businesses.

“Liabilities” means any debt, liability, obligation expense, claim, deficiency, guaranty or endorsement, of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, asserted or unasserted, whether due or to become due, whenever or however arising, including those arising under applicable Law or any Proceeding or Order and those arising under any Contract.

“Lien” means any lien, charge, mortgage, deed of trust, equitable interest, security interest, title retention device, conditional sale, or other security arrangement, collateral, assignment, of ownership or right to use (in the case of assignment of ownership or right to use to or by any third party), pledge, title defect or deficiency, easement, or other encumbrance, adverse claim, or restriction of any kind, whether imposed by Contract or otherwise (including any restriction on (i) the voting of any security or the transfer of any security or other asset (including a right of first refusal); (ii) the receipt of any income derived from any asset; (iii) the use of any asset; and (iv) the possession, exercise, or transfer of any other attribute of ownership of any asset).

“Manufacturing Cost” means Company’s direct cost incurred in connection with delivering a particular product or service, including costs of materials and supplies, allocated facilities and employee costs attributable to the production of such products or delivery of such services (calculated in the ordinary course of business in a manner consistent with past practices), but which direct cost shall not include any of Company’s selling, general or administrative costs or other non-manufacturing or non-production costs.

“Material Adverse Change” means an event, change or occurrence that, individually or together with any other event, change or occurrence, has or is reasonably likely to have, a material adverse impact on the business, assets (including intangible assets), Liabilities, financial condition, property, prospects, capitalization, employees, operations or results of operations of Company; provided, however, that any event, change, occurrence, impact or effect resulting or arising from any of the following matters, alone or in combination, will not be deemed to constitute, nor will any such event, change, occurrence, impact or effect be taken into consideration when determining whether there has been, or would reasonably be expected to be, a Material Adverse Change: (a) changes generally affecting the industries in which Company operates (provided that such changes do not affect Company disproportionately as compared to Company’s competitors); (b) changes in general economic conditions, financial, banking or capital markets, or interest or currency rates whether in the United States or other geographic areas in which Company operates (provided that such changes do not affect Company disproportionately as compared to Company’s competitors); (c) changes in geopolitical conditions, including acts of war (whether or not declared), armed hostilities, acts of terrorism or any outbreak, escalation or development thereof (provided that such changes do not affect Company disproportionately as compared to Company’s competitors); (d) acts of God, natural disasters or other calamities (provided that such changes do not affect Company disproportionately as compared to Company’s competitors); (e) changes in applicable Laws or GAAP, or the interpretations thereof (provided that such changes do not affect Company disproportionately as compared to Company’s competitors); (f) the failure of Company to meet any forecasts, projections or budgets for any period prior to, on or after the date of this Agreement; (g) any action taken or omitted to be taken at the specific written request or with the written consent of Purchaser (which, for the avoidance of doubt, may be withheld by Purchaser in its sole discretion); and (h) effects or conditions resulting from the announcement of this Agreement or the transactions contemplated thereby.

“Net Working Equity” means the difference, as of the Calculation Time, between Closing Date Cash minus Closing Date Indebtedness.

“Net Working Equity Target” means $0.

“Non-Competition Period” means the period from the Effective Date until the five (5) year anniversary of the Effective Date.

“Operating Agreement” means that certain Amended and Restated Limited Liability Company Agreement of Company, dated as of March 11, 2016.

“Order” means any order, judgment, decree, injunction, subpoena, or other decision issued, promulgated, or entered by any court or other Government Authority.

“Oxford” means Oxford Finance LLC, each of the “Lenders” listed on Schedule 1.1 of the Oxford Loan Agreement, as may be amended from time to time, and each of their Affiliates.

“Oxford Loan Agreement” means that certain Loan and Security Agreement dated September 26, 2014 by and among Oxford, Caladrius, Company, PCT Allendale, LLC, NeoStem Oncology, LLC, Athelos Corporation, Amorcyte, LLC, NeoStem Family Storage, LLC and Stem Cell Technologies, Inc., as amended by that certain First Amendment to Loan and Security Agreement dated June 17, 2015, that certain Second Amendment to Loan and Security Agreement dated September 15, 2015, and that certain Third Amendment to Loan and Security Agreement dated March 11, 2016.

“Oxford Payment” means the total amount owed by Caladrius, Company, PCT Allendale, LLC, NeoStem Oncology, LLC, Athelos Corporation, Amorcyte, LLC, NeoStem Family Storage, LLC and Stem Cell Technologies, Inc. pursuant to the Oxford Loan Agreement as set forth in the Oxford Payoff Letter.

“Oxford Payoff Letter” means a loan payoff letter in form and substance reasonably satisfactory to Purchaser duly executed by Oxford (i) setting forth the amount required to repay in full the amounts due and owing under the Oxford Loan Agreement on the Closing Date and wire instructions for payment of such amount; (ii) including a statement that upon payment of the amounts set forth in the payoff letter, all Liabilities and other obligations of Company and Caladrius to Oxford will be paid and satisfied in full, the Oxford Loan Agreement will terminate and that all Liens and other encumbrances securing payment and performance of the obligations under the Oxford Loan Agreements will be released; (iii) including a written authorization of Purchaser, on behalf of Oxford, to file termination statements in connection with such Liens, (iv) a covenant that, upon reasonable request from Purchaser, Oxford will execute and deliver such other agreements and take such actions as Purchaser shall reasonably request to evidence and terminate such Liens, and (v) a statement that Purchaser is an intended third-party beneficiary of the Oxford Payoff Letter.

“Patents” means all classes or types of U.S. and foreign patents issued by the patent-granting authority in any country in the world, together with any and all patents, divisionals, renewals, provisionals, continuations, continuations-in-part, post-grant reviews, foreign counterparts, extensions or reissues that claim priority to any of the foregoing, and pending applications for these classes or types of patents in all countries of the world.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, Governmental Authority, or other entity.

“Pre-Closing Straddle Period” means with respect to any Straddle Period, the portion of the Straddle Period ending on the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Proceeding” means any private or governmental action, suit, proceeding, claim, complaint, charge, mediation, or arbitration, or other litigation or investigation by any Person or Government Authority.

“Relevant Service Providers” means all (i) employees of Company or its Subsidiaries, (ii) natural person consultants and independent contractors who have agreements in effect with Company or its Subsidiaries, (iii) former employees or natural person consultants and independent contractors of the Company or its Subsidiaries, (iv) Transferred Employees, and (v) service providers of any ERISA Affiliate of the Company or its Subsidiaries, but as to this prong (v), only to the extent there is or may be Liability imputed to Purchaser due to the application of any contract or applicable Law.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means a corporation, partnership, limited liability company, joint venture, or other corporate entity directly or indirectly controlled by Company (where “control” has the meaning set forth in the definition of “Affiliate” above), including any Person in which Company holds or owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such entity.

“Superior Proposal” means a bona fide written Alternative Transaction Proposal which the Caladrius Board (or a duly appointed committee thereof) determines in good faith, after consultation with its outside legal counsel and an independent financial advisor, taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person making the proposal, that (a) is reasonably likely to be consummated on the terms proposed, (b) to the extent financing is required, such financing is then fully committed or the terms of which are set forth in a bona fide executed term sheet or indication of interest, and (c) is otherwise on terms that the Caladrius Board has reasonably determined superior to the transaction contemplated by this Agreement.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (each, a “Taxing Authority”), (ii) any Liabilities for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liabilities for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Contest” means any inquiry, claim, assessment, audit, action, suit, court proceeding, litigation, investigation or other dispute with a Taxing Authority with respect to Taxes.

“Tax Return” means any report, return, or similar statement filed or required to be filed with any Taxing Authority with respect to Taxes, including any claim, refund or amendment thereof.

“Transaction Agreements” means this Agreement and the Ancillary Agreements.

“Transition Services Agreement” means a Transition Services Agreement among the Parties to be dated as of the Closing Date in substantially the form attached hereto as Exhibit C.

“Treasury Regulation” means the regulations promulgated by the U.S. Treasury Department under the Code.

“VDR” means Company’s electronic virtual data room through which Company has provided Purchaser access to diligence materials.

“Warrant” means a warrant to purchase Units of the Company to be dated as of the Effective Date in the form attached hereto as Exhibit D.

1.2          Other Defined Terms. The following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below:

“Accountant”	2.5(c)
“Accountant Proceedings”	12.7(e)
“Accounts Receivable”	Schedule 4.2(k)
“Affiliate Plans”	Schedule 4.2(o)(v)(1)
“Agreement”	Preamble
“Allocation Statement”	10.1
“Antitrust Restraint”	6.8(b)
“Applicable Survival Period”	8.2(d)
“Balance Sheet”	Schedule 4.2(i)
“Balance Sheet Date”	Schedule 4.2(f)(ii)
“Basket”	8.4(a)
“Caladrius”	Preamble
“Caladrius Adverse Recommendation Change”	6.1(a)
“Caladrius Recommendation”	6.1(a)
“Claim Notice”	8.5
“CLBS Units”	Recitals
“Closing”	Recitals
“Closing Date”	3.1
“Closing Payment”	2.4(b)
“Closing Statement”	2.5(a)
“Commencement Date”	7.3(a)
“Company”	Preamble, Schedule 4.2
“Company Benefit Arrangement”	Schedule 4.2(o)(v)(1)
“Company Confidential Information”	Schedule 4.2(w)(xi)
“Company IP”	Schedule 4.2(w)(v)
“Company Owned IP”	Schedule 4.2(w)(iii)
“Company-Related Caladrius Minutes”	Schedule 4.2(h)
“Competing Proposal”	6.1(a)
“Confidential Information”	9.1, 9.3
“Continuing Employees”	7.4(a)
“Derivative Securities”	Schedule 4.2(e)(ii)

“Disclosure Schedule”	4.2
“Dispute Notice”	7.3(b)
“Dispute Period”	7.3(b)
“Disputed Final Milestone Amount”	7.3(d)
“Disputed Milestone Amount”	7.3(c)
“Disqualification Event”	Schedule 4.2(g)
“Effective Date”	Preamble
“Employee Benefit Plans”	Schedule 4.2(o)(v)(1)
“End Date”	11.1(b)(i)
“ERISA”	6.3(o)
“Escrow Amount”	2.4(b)
“Escrow Fund”	8.1(a)
“Escrow Release Date”	8.1(a)
“Exchange Act”	6.4(b)
“FCPA”	Schedule 4.2(y)
“Final Milestone Report”	7.3(d)
“Financial Statements”	Schedule 4.2(f)(i)(2)
“GAAP”	Schedule 4.2(f)(i)(2)
“Indemnified Party”	8.3
“Indemnifying Party”	8.4(a)
“Initial Payment”	2.3
“Losses”	8.3
“Matching Bid”	6.1(c)
“Material Contracts”	Schedule 4.2(s)
“Milestone”	7.3(a)
“Milestone Payment”	7.3(a)
“Milestone Period”	7.3(a)
“Milestone Report”	7.3(a)
“Parties”	Preamble
“Party”	Preamble
“PCT Infrastructure”	Schedule 4.2(x)
“Personal Information”	Schedule 4.2(w)(xiv)
“Policies”	Schedule 4.2(t)(i)
“Preferred Pricing Arrangement”	7.2
“Prior Agreement”	Recitals
“Protest Deadline”	2.5(b)
“Protest Notice”	2.5(b)
“Proxy Statement”	6.4(a)
“Purchase Price Adjustment	2.5(d)
“Purchase Price”	2.2
“Purchaser”	Preamble
“Purchaser Units”	Recitals
“Registered IP”	Schedule 4.2(w)(i)(1)

“Relevant Service Providers”	Schedule 4.1(g), 6.8(c)
“Representatives”	6.1(a)
“Right of Set Off”	7.3(f)
“SEC”	Schedule 4.1(b)
“Significant Customer”	Schedule 4.2(cc)(i)
“Significant Supplier”	Schedule 4.2(cc)(ii)
“Special Representations”	8.2(b)
“Stockholder Support Agreements”	Recitals
“Stockholders’ Meeting”	6.5
“Third-Party Claim”	8.8
“Title Representation”	8.2(b)
“Transfer Taxes”	10.2
“Transferred Employees”	7.4(a)
“Unit”	Recitals
“Unregistered IP”	Schedule 4.2(w)(i)(2)

1.3          Interpretation. The meaning assigned to each term defined herein is equally applicable to both the singular and the plural forms of such term and vice versa. Where a word or phrase is used herein, each of its other grammatical forms has a corresponding meaning. The terms “hereof”, “herein” and “herewith” and words of similar import, unless otherwise stated, are construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Exhibit, or Schedule, such reference is to an Article, Section, Exhibit, or Schedule to this Agreement unless otherwise specified. The words “include”, “includes”, and “including” when used in this Agreement are deemed to be followed by the words “without limitation”, unless otherwise specified. A reference to any Party includes such Party’s predecessors, successors and permitted assigns. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, and all rules and regulations promulgated thereunder, as of the Effective Date or the Closing Date (as defined below), as applicable. The Parties have participated jointly in the negotiation and drafting of this Agreement. Any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement does not apply to the construction and interpretation hereof.

Article II

PURCHASE AND SALE

2.1          Membership Units. Subject to the terms and conditions of this Agreement, on the Closing Date Caladrius shall sell to Purchaser, and Purchaser shall purchase from Caladrius, all of the CLBS Units, free of all Liens.

2.2          Purchase Price. The aggregate purchase price for the CLBS Units (the “Purchase Price”) shall consist of an amount of cash calculated as follows:

(a)          the Base Purchase Price;

(b)          plus 80.1% of the amount, if any, by which the Net Working Equity is greater than the Net Working Equity Target;

(c)          minus 80.1% of the amount, if any, by which the Net Working Equity is less than the Net Working Equity Target; and

(d)          minus the Closing Date Company Transaction Expenses.

2.3          Initial Payment Upon Signing this Agreement. At the Effective Date, Purchaser shall pay or cause to be paid to Caladrius, by wire transfer of immediately available funds to the account or accounts designated in writing by Caladrius not less than two (2) days prior to the Effective Date, $5,000,000 (the “Initial Payment”).

2.4          Payments at Closing.

(a)          At the Closing, Purchaser shall pay or cause to be paid to Oxford, by wire transfer of immediately available funds to the account or accounts designated in writing by Oxford, an amount of cash equal to the Oxford Payment.

(b)          At the Closing, Purchaser shall pay or cause to be paid to Caladrius, by wire transfer of immediately available funds to the account or accounts designated in writing by Caladrius not less than two (2) days prior the Closing Date, an amount of cash equal to the Base Purchase Price minus the Initial Payment, minus the Closing Date Company Transaction Expenses and minus the Oxford Payment (the “Closing Payment”); provided, however, that five million dollars ($5,000,000) of the Closing Payment (the “Escrow Amount”) shall be delivered to the Escrow Agent (rather than Caladrius) and held by the Escrow Agent pursuant to the terms of the Escrow Agreement. The Escrow Amount shall constitute partial security for the benefit of Purchaser (on behalf of itself or any other Indemnified Party) with respect to any Losses pursuant to the payment and/or indemnification obligations of Caladrius under Article VIII, and shall be held and distributed in accordance with Section 8.1.

2.5          Post-Closing Adjustment.

(a)          Closing Statement. No later than 60 days after the Closing Date, Purchaser or its representatives shall prepare and deliver to Caladrius a written statement (the “Closing Statement”), setting forth Purchaser’s calculation of (i) the Net Working Equity, (ii) the Closing Date Cash, (iii) the Closing Date Indebtedness and (iv) the Closing Date Company Transaction Expenses not reflected in the Closing Payment, together with a calculation of the resulting Purchase Price Adjustment, if any. Upon receipt of the Closing Statement, Caladrius and its accountants will be given reasonable access upon reasonable notice to Company’s relevant books, records, workpapers and personnel during business hours for the purpose of verifying the Net Working Equity, the Closing Date Cash, the Closing Date Indebtedness and the Closing Date Company Transaction Expenses.

(b)          Protest Notice. Prior to the date which is 30 days after Purchaser’s delivery of the Closing Statement (the “Protest Deadline”), Caladrius may deliver written notice to Purchaser (the “Protest Notice”) setting forth any objections which Caladrius may have to the Closing Statement. The Protest Notice shall specify in reasonable detail any contested amounts and the basis therefor and shall include a schedule setting forth Caladrius’s determination of the Net Working Equity, the Closing Date Cash, the Closing Date Indebtedness, the Closing Date Company Transaction Expenses and the resulting Purchase Price Adjustment, if any. If a Protest Notice is not delivered prior to the Protest Deadline, the Net Working Equity, the Closing Date Cash, the Closing Date Indebtedness, the Closing Date Company Transaction Expenses and the resulting Purchase Price Adjustment, if any, as set forth on the Closing Statement shall be final, binding and non-appealable by Caladrius or any other party.

(c)          Resolution of Protest. Purchaser and Caladrius shall confer and attempt to resolve any disagreement with respect to the Closing Statement within 30 days following Purchaser’s receipt of the Protest Notice. If Purchaser and Caladrius are unable to resolve any such disagreement within such 30-day period, then any matters that remain in dispute shall be referred to an accountant as Caladrius and Purchaser may mutually agree, so long as such entity is not the principal regularly-engaged outside accountant to Purchaser, the Company or Caladrius (the “Accountant”), which will be instructed to determine the amounts in dispute within twenty-one (21) days after the appointment of the Accountant. Any determination by the Accountant shall not be outside the range defined by the respective amounts in the Closing Statement proposed by Purchaser’s and Caladrius’s proposed adjustments thereto set forth in the Protest Notice, and absent manifest mathematical error such determination shall be final, binding and non-appealable. Each of Purchaser and Caladrius shall execute and deliver a customary engagement letter as may be requested by the Accountant, and each of Purchaser, on the one hand, and Caladrius on the other hand, shall bear that percentage of the fees and expenses of the Accountant equal to the proportion (expressed as a percentage and determined by the Accountant) of the dollar value of the disputed amounts determined in favor of the other party by the Accountant.

(d)          Purchase Price Adjustment. Within 10 days of the final determination of the Net Working Equity, the Closing Date Cash, the Closing Date Indebtedness and the Closing Date Company Transaction Expenses pursuant to this Section 2.5, the following payment shall be made (the “Purchase Price Adjustment”):

(i)          if the Net Working Equity is a negative amount, then Caladrius shall pay to Purchaser without any dispute or appeal right, an amount equal to 80.1% of such negative amount;

(ii)         if the Net Working Equity is a positive number, then Purchaser shall pay or cause Company to pay to Caladrius, without any dispute or appeal right, an amount equal to 80.1% of such positive amount; and

(iii)        in any case, Caladrius shall, to the extent not already paid to Purchaser pursuant to Section 2.4, pay to Purchaser, without any dispute or appeal right, the amount of all Closing Date Company Transaction Expenses; provided, however, to the extent the final determination of the Closing Date Company Transaction Expenses reveals that the amount of Closing Date Company Transaction Expenses deducted from the Base Purchase Price in accordance with Section 2.4 was in excess of the finally determined Closing Date Company Transaction Expenses, then Purchaser shall, without any dispute or appeal right, refund such excess to Caladrius.

Caladrius shall indemnify and hold Purchaser harmless with respect to all amounts which it is obligated to pay to Purchaser pursuant to this Section 2.5(d). Caladrius’ obligation to indemnify and hold Purchaser harmless pursuant to this Section 2.5 will not be subject to any of the limitations set forth in Article VIII. To the extent Purchaser has an obligation to make a payment to Caladrius pursuant to this Section 2.5(d) (after netting out all of the calculations in Section 2.5(d) above), such obligation shall be satisfied by Purchaser promptly paying to Caladrius an amount equal to such obligation. Any payments made pursuant to this Section 2.5 shall be treated as adjustments to the Purchase Price for U.S. federal income tax purposes.

2.6          Certain Taxes. All documentary, sales, use, employment or payroll (except to the extent attributable to employee retention bonuses owed by Purchaser or, with respect to Company, pursuant to any agreement effective on or after the Closing Date), stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (other than Transfer Taxes, which shall be addressed in Section 10.2 of this Agreement) shall be paid by Caladrius when due, and Caladrius shall, at its own expense, file all necessary Tax Returns (provided, Purchaser and its legal counsel shall be given reasonable opportunity to review and comment on such Tax Returns) and other documentation with respect to all such documentary, sales, use, stamp, registration and other Taxes and fees.

Article III

CLOSING

3.1          Closing Date. The Closing shall take place remotely via the exchange of documents and signatures not later than five (5) days after the satisfaction of the conditions listed in Section 3.2 and Section 3.3 hereof (other than conditions which by their nature will be satisfied on the Closing Date), or on, at, or in such other date, time, and place as may be agreed by the Parties (the “Closing Date”). The Parties shall use commercially reasonable efforts to effectuate Closing on or before May 31, 2017.

3.2          Conditions Precedent to Obligations of Purchaser. The obligations of Purchaser to purchase the CLBS Units at the Closing is subject to the satisfaction (or waiver by Purchaser), on or prior to the Closing Date, of each of the following conditions:

(a)          each of the representations and warranties of Company and Caladrius contained in this Agreement must have been true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Change, which representations and warranties as so qualified shall be true and correct in all respects) as of the Effective Date and as of the Closing Date as though made at and as of such date, except to the extent that they expressly refer to a particular date, in which case they must have been true and correct as of such date;

(b)          Company and Caladrius shall have performed and complied in all material respects with all agreements, obligations, covenants, and conditions herein required to be performed or observed by them on or before the Closing;

(c)          no Material Adverse Change shall have occurred, whether or not resulting from a misrepresentation or a breach in any warranty or covenant contained herein;

(d)          no Proceeding shall have been commenced against any Party (A) by any Governmental Authority (i) seeking to restrain or delay the purchase and sale of the CLBS Units or the other transactions contemplated by the Transaction Agreements, (ii) seeking the recovery of a material amount of damages in connection with the transactions contemplated by the Transaction Agreements or (iii) seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to ownership of the CLBS Units or Company; or (B) by any Person other than a Governmental Authority seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to the ownership of the CLBS Units or the Company;

(e)          no Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the transactions contemplated by the Transaction Agreements shall be in effect, and no action shall have been taken by any Governmental Authority seeking any of the foregoing, and no applicable Law or order shall have been enacted, entered, enforced or deemed applicable to the transactions contemplated by the Transaction Agreements that makes the consummation of the transactions contemplated by the Transaction Agreements illegal;

(f)          Company and Caladrius shall have provided evidence reasonably satisfactory to Purchaser of (i) the receipt by Company and/or Caladrius of all consents, waivers and approvals described in Section 6.7 and (ii) the amendment or termination, as applicable, of each of the agreements listed on Schedule 3.2(f), as described therein;

(g)          all filings with and approvals of any Governmental Authority required to be made or obtained in connection with the transactions contemplated by the Transaction Agreements shall have been made or obtained and shall be in full force and effect as of the Closing and the applicable waiting period under the HSR Act and other applicable Antitrust Laws shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Authority;

(h)          all required corporate actions and proceedings of Company and Caladrius for the consummation of the transactions set forth in the Transaction Agreements shall have been duly completed by Company and Caladrius, as applicable, and must be reasonably satisfactory in form and substance to Purchaser;

(i)          Purchaser shall have received a closing certificate executed by Company and Caladrius, in which Company and Caladrius each certify that all of the conditions precedent in paragraphs (a), (b) and (c) of this Section 3.2 have been satisfied;

(j)          Purchaser shall have received a certificate executed by the Secretary of Caladrius certifying (A) the Operating Agreement, (B) the certificate of formation, and (C) the resolutions of the members of Company and the stockholders of Caladrius, authorizing and approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder;

(k)          Purchaser shall have received the Escrow Agreement duly executed by Caladrius, Company, and the Escrow Agent;

(l)          Purchaser shall have received copies of those releases obtained, if any, by Company pursuant to Sections 6.2(i) and 6.2(j);

(m)          [Intentionally omitted];

(n)          Purchaser shall have received each of the Ancillary Agreements (including but not limited to the Transition Services Agreement in substantially the form attached as Exhibit C hereto) to which Caladrius or Company is a party duly executed by Caladrius or Company, as appropriate;

(o)          Purchaser shall have received a copy of the certificate of good standing of Company issued on the Closing Date by the Secretary of State (or comparable officer) of Delaware; and the Secretary of State (or comparable officer) of each jurisdiction in which Company is qualified to do business;

(p)          since the Effective Date, neither Caladrius nor Company shall have made or agreed to any change in the Key Employee Agreements;

(q)          the Operating Agreement shall have been amended and restated in the form attached hereto as Exhibit E;

(r)          Purchaser shall have received a written opinion from the Company’s outside legal counsel, covering the matters set forth on Exhibit F, dated as of the Closing Date and addressed to Purchaser;

(s)          all Equity Interests of Company shall be held by Purchaser and Caladrius and (other than the Transaction Agreements) there shall be no outstanding securities, warrants,

options, commitments or agreements of Company or Caladrius immediately prior to the Closing that purport to obligate Company to issue any Equity Interests or any other securities of Company or Caladrius, or to sell or transfer any Equity Interests or any other securities of Company under any circumstances;

(t)          Purchaser shall have received a certificate of non-foreign status in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2), executed by Caladrius;

(u)          Caladrius Stockholder Approval shall have been obtained;

(v)         Company and/or Caladrius shall have delivered to Purchaser executed UCC-2 or UCC-3 termination statements executed by each Person holding a security interest in any assets of Company or any Subsidiary of Company as of the Closing Date terminating any and all such security interests and evidence reasonably satisfactory to Purchaser that all Liens on assets of Company and its Subsidiaries shall have been released prior to or shall be released simultaneously with the Closing;

(w)          no portion of the CLBS Units shall be subject to any Lien;

(x)          Purchaser shall have received the Oxford Payoff Letter;

(y)          [Intentionally omitted]; and

(z)          Purchaser shall have received such other documents as reasonably requested by Purchaser.

3.3          Conditions Precedent to Obligations of Caladrius and Company. The obligations of Caladrius to sell the CLBS Units to Purchaser at the Closing is subject to the satisfaction (or waiver by Caladrius and Company), on or prior to the Closing Date, of each of the following conditions:

(a)          each of the representations and warranties of Purchaser contained in this Agreement shall have been true and correct as of the Effective Date and must be true and correct in all material respects as of the Closing Date as though made at and as of such date, except to the extent that they expressly refer to a particular date, in which case they must have been true and correct as of such date;

(b)          Purchaser shall have performed and complied in all material respects with all agreements, obligations, covenants, and conditions herein required to be performed or observed by it on or before the Closing;

(c)          no Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the transactions contemplated by the Transaction Agreements shall be in effect, and no action shall have been taken by any Governmental Authority seeking any of the foregoing, and no applicable Law or

Order shall have been enacted, entered, enforced or deemed applicable to the transactions contemplated by the Transaction Agreements that makes the consummation of the transactions contemplated by the Transaction Agreements illegal;

(d)          no Proceeding shall have been commenced against any Party (A) by any Governmental Authority (i) seeking to restrain or delay the purchase and sale of the CLBS Units or the other transactions contemplated by the Transaction Agreements, (ii) seeking the recovery of a material amount of damages in connection with the transactions contemplated by the Transaction Agreements or (iii) seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to ownership of the CLBS Units or Company; or (B) by any Person other than a Governmental Authority seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to the ownership of the CLBS Units or the Company;

(e)          all filings with and approvals of any Governmental Authority required to be made or obtained in connection with the transactions contemplated by the Transaction Agreements shall have been made or obtained and shall be in full force and effect as of the Closing and the applicable waiting period under the HSR Act and other applicable Antitrust Laws shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Authority;

(f)          Caladrius and Company shall have received the Escrow Agreement duly executed by Purchaser and the Escrow Agent;

(g)          Caladrius and Company shall have received each of the other Ancillary Agreements (including but not limited to the Transition Services Agreement) to which Purchaser is a party duly executed by Purchaser;

(h)          Caladrius Stockholder Approval shall have been obtained; and

(i)          the Operating Agreement shall have been amended and restated in the form attached hereto as Exhibit E.

3.4          Sole Member. Immediately upon the Closing, Caladrius shall no longer be a member of Company, and Purchaser shall be the sole member of Company, and Company shall promptly make appropriate entries in the books and records of Company to reflect such membership. At any time or from time to time after the Closing, Company agrees, at the request of Caladrius, to execute and deliver any further instruments or documents and to take all such further action as Caladrius may reasonably request in order to evidence or effectuate Caladrius’ termination as a member of Company.

Article IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

AND CALADRIUS

4.1          Representations and Warranties of Caladrius. Caladrius hereby represents and warrants to Purchaser that the statements contained in Schedule 4.1 are true, correct, and complete as of the Effective Date and will be true, correct, and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Schedule 4.1).

4.2          Representations and Warranties of Company and Caladrius. Company and Caladrius jointly and severally represent and warrant to Purchaser that the statements contained in Schedule 4.2 are true, correct, and complete as of the Effective Date and will be true, correct, and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Schedule 4.2), except as set forth in the disclosure schedule attached hereto (the “Disclosure Schedule”).

4.3          Disclosure Schedule. Nothing in the Disclosure Schedule is deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item is not deemed adequate to disclose an exception to a representation or warranty made herein unless the representation or warranty specifically concerns the existence of the document or other item itself. Company shall arrange the Disclosure Schedule in paragraphs corresponding to the lettered and numbered paragraphs contained in Schedule 4.2.

Article V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1          Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Caladrius and Company that the statements contained in Schedule 5.1 are true, correct, and complete as of the Effective Date and will be true, correct, and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Schedule 5.1).

Article VI

CERTAIN COVENANTS

6.1          No Solicitation; Other Offers.

(a)          Except as expressly permitted pursuant to Section 6.1(b) and Section 6.1(c), Caladrius and Company shall not, and shall not authorize or permit any of their affiliates or Subsidiaries, or any of their respective officers, directors, members, interestholders, affiliates, employees, agents, advisors (including financial advisors, attorneys and accountants), consultants or other representatives (collectively, “Representatives”) to, directly or indirectly, (a) solicit, initiate or encourage any inquiry, proposal or offer relating to an Alternative Transaction (each, a “Competing Proposal”); (b) participate in or encourage any discussions or negotiations relating to, or disclose, furnish or afford access to any person or entity any information (including Company’s or its Subsidiaries’ businesses, properties, books or records) in connection with, or assist, or cooperate with any person or entity in making or proposing, or take any other action to facilitate, any Competing Proposal or Alternative Transaction; or (c) authorize, enter into any agreement, arrangement or understanding (whether binding or nonbinding, written or oral) relating to, or engage in or consummate, any Competing Proposal or Alternative Transaction. Except as expressly permitted pursuant to Section 6.1(c), the Caladrius Board shall not directly or indirectly (A) fail to make, withdraw, change, modify or condition, in a manner adverse to Purchaser, the recommendation (the “Caladrius Recommendation”) by the Caladrius Board that Caladrius’s stockholders approve the Authorizing Resolution (a “Caladrius Adverse Recommendation Change”), (B) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, a Competing Proposal or Superior Proposal, or (C) enter into any letter of intent or similar document or any agreement, arrangement, understanding or commitment providing for any Competing Proposal or requiring Caladrius or Company to abandon, terminate or fail to consummate any of the transactions contemplated by this Agreement. Caladrius and Company agree that they will take the necessary steps to promptly inform their respective directors, officers, employees and Representatives of the obligations undertaken in this Section 6.1(a).

(b)          Notwithstanding anything to the contrary contained in this Section 6.1 or elsewhere, if at any time prior to the approval of the Authorizing Resolution by the stockholders of Caladrius, Company or any of its Representatives receives a Competing Proposal that was made or renewed after the Effective Date and did not result from or arise in connection with any breach of Section 6.1(a), and the Caladrius Board (or a duly constituted committee thereof) determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take any of the following actions would be inconsistent with the Caladrius Board’s fiduciary duties under applicable Law, then (i) Caladrius or Company and their respective Representatives may provide information, subject to substantially similar confidentiality restrictions as set forth in this Agreement, (including non-public information) to the applicable bidder or provide access to the books, assets and personnel of Company, and (ii) engage in any discussions or negotiations with such bidder and its representatives; provided that Company shall (A) deliver written notice to Purchaser no later than one (1) Business Day after taking any action permitted pursuant to this Section 6.1(b) and, to the extent not previously delivered pursuant to Section 6.1(d), deliver an accurate written summary and description, including all material terms and material information conveyed pursuant thereto, of the Competing Proposal and any other materials, communications or information received by Company or any of its Representatives (whether written or oral) in connection with or pursuant to such Competing Proposal to Purchaser; (B) shall promptly (and in any event within 24 hours of providing such non-public information to any bidder) provide to Purchaser any such non-public information that was not previously provided or made available to Purchaser; (C) within 24 hours of the Caladrius Board’s (or a duly constituted committee thereof), Company’s or any of its Representatives’ receipt thereof, deliver an accurate written summary and description, including all material terms and information conveyed pursuant thereto, of any revisions, amendments, supplements or modifications to the Competing Proposal or an updated Competing Proposal and any other additional material documents, communications or information received by the Caladrius Board (or a duly constituted committee thereof), Company or any of its Representatives (whether written or oral) in connection with or pursuant to such Competing Proposal; and (D) shall keep Purchaser reasonably informed orally and in writing as to the status of any material developments concerning the Competing Proposal.

(c)          If the Caladrius Board (or a duly constituted committee thereof) determines that such Competing Proposal constitutes a Superior Proposal and that the failure to effect a Material Adverse Recommendation Change would be inconsistent with the Caladrius Board’s fiduciary duties under applicable Law, then, the Caladrius Board may effect a Caladrius Adverse Recommendation Change; provided, that during the three (3) Business Day-notice period referred to in Section 6.1(d), Caladrius, Company and their respective Subsidiaries shall (A) be prohibited from making a Caladrius Adverse Recommendation Change, and (B) have negotiated in good faith with Purchaser (to the extent Purchaser desires to negotiate) to permit Purchaser to make adjustments to the terms and conditions of this Agreement (as adjusted, a “Matching Bid”) as may be necessary to make the transactions contemplated under such Matching Bid equivalent to, or better than, the Superior Proposal in all material respects from a financial perspective. Notwithstanding anything to the contrary in the foregoing, a Caladrius Adverse Recommendation Change shall not modify, reduce or alter Caladrius’s obligations set forth in this Article VI, including, without limitation, Section 6.1(a) and Section 6.5.

(d)          Caladrius shall promptly (and, in any event, within one (1) Business Day after receipt thereof) notify Purchaser in writing in the event Company, Caladrius, any of their respective Subsidiaries or any of their respective Representatives receives a Competing Proposal, any request for non-public information concerning Company or any of its Subsidiaries from any Person who would reasonably be expected to make a Competing Proposal, or any request for discussions or negotiations related to any Competing Proposal or potential Competing Proposal (including any material changes related to the foregoing). Such notice shall include the identity of the Person making such Competing Proposal or request and the material terms and conditions thereof (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements). Company shall provide Purchaser at least three (3) Business Days prior written notice that the Caladrius Board intends to make a Company Adverse Recommendation Change, which such notice shall include copies of all proposed definitive agreements with respect to the Superior Proposal.

(e)          Nothing contained in this Section 6.1 shall prohibit Caladrius from making any disclosure to its stockholders that, in the good faith determination of the Caladrius Board, after consultation with its outside legal counsel, is required by applicable Laws.

6.2          Conduct of the Business Prior to the Closing. Except as expressly contemplated by this Agreement, from the Effective Date until the Closing, Caladrius and Company covenant and agree, unless Purchaser shall otherwise agree in writing (such consent not to be unreasonably withheld, conditioned or delayed), to:

(a)          operate Company’s business in all material respects in the ordinary course of business, consistent with past practice;

(b)          (i) pay and perform all of Company’s undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect Company’s accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell Company’s services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use commercially reasonable efforts consistent with past practice and policies to preserve intact Company’s present business organizations, keep available the services of Company’s present officers and key employees and preserve Company’s relationships with customers, suppliers, distributors, licensors, licensees, lessors and others having business dealings with Company, with the objective that Company’s goodwill and ongoing businesses shall be unimpaired at the Closing;

(c)          assure that each of Company’s Contracts (other than with Purchaser) entered into after the Effective Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the transactions contemplated by the Transaction Agreements, and give reasonable advance notice to Purchaser prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;

(d)          maintain each of Company’s leased premises in accordance with the terms of the applicable lease;

(e)          promptly notify Purchaser of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Transaction Agreements;

(f)          promptly notify Purchaser of any notice or other communication from any Governmental Authority (i) relating to the transactions contemplated by the Transaction Agreements, (ii) indicating that a Governmental Authorization has been or is about to be revoked or (iii) indicating that a Governmental Authorization is required in any jurisdiction in which such Governmental Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Purchaser (following the Closing) or Company;

(g)          promptly after obtaining Knowledge thereof, notify Purchaser of any inaccuracy in or breach of any representation, warranty or covenant of Company or Caladrius herein; provided that the phrase “as of the Effective Date” in any such representation or warranty shall be disregarded for such purpose;

(h)          to the extent not otherwise required by this Section 6.1(a), promptly after obtaining Knowledge thereof, notify Purchaser of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to Company or cause any of the conditions to the Closing set forth in Article III not to be satisfied;

(i)          use commercially reasonable efforts to obtain general releases in a form reasonably acceptable to Purchaser from each of the Transferred Employees and Continuing Employees from any further rights to receive any compensation or other benefits or other form of payment under any written or oral agreement or arrangement with Caladrius; and

(j)          use commercially reasonable efforts to obtain general releases in a form reasonably acceptable to Purchaser from each of the employees of Company who have declined continued employment with Company from any further rights to receive any compensation or other benefits or other form of payment under any written or oral agreement or arrangement with Company.

6.3          Restrictions on the Conduct of the Business Prior to the Closing. Without limiting the generality or effect of the provisions of Section 6.1(a), except as expressly set forth on Schedule 6.3 of the Disclosure Schedule, during the period from the Effective Date and continuing until the earlier of the termination of this Agreement and the Closing, Company and Caladrius shall not do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed):

(a)          cause, propose or permit any amendments to the certificate of formation or Operating Agreement;

(b)          merge or consolidate Company with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c)          other than Tax Distributions (as defined in the Operating Agreement) declare or pay any distributions (whether in cash, equity or other property) in respect of any of Company’s Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for Company’s Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of Company’s Equity Interests;

(d)          enter into, amend, modify, violate, assign, terminate, or waive any provision of any Material Contract (including any Contract that if entered into, amended or modified prior to the Effective Date would constitute a Material Contract) or Contract requiring a novation or consent in connection with the transactions contemplated by the Transaction Agreements;

(e)          issue, deliver, grant, transfer, or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Equity Interests of Company;

(f)          (i) hire, or offer to hire, any additional officers or other employees of Company with a base salary in excess of $100,000, or any consultants or independent contractors with an annual compensation in excess of $100,000, in each case whose arrangements are not terminable at-will without notice or liability, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of Company for any reason other than cause, (iii) enter into, amend or extend the term of any employment agreement or consulting agreement, excluding offer letters and consulting arrangements that provide for employment at-will and may be terminated without penalty or liability, (iv) permit Company to enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Law), (v) add any new members to the Board of Managers of Company, (vi) permit Company to grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person, (vii) except as required by any Contract or Employee Benefit Plan in effect on the Effective Date, pay any special bonus or special remuneration to any employee or consultant or (viii) except as required by any Contract or Employee Benefit Plan in effect on the Effective Date and for annual merit increases in the Ordinary Course of Business consistent with past practice, increase the salaries, wage rates or fees of Company’s employees;

(g)          permit Company to incur any indebtedness for borrowed money, guarantee any such indebtedness or permit Company to make any loans or advances (other than routine expense advances to employees of Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h)          permit Company to transfer or license to or from any Person any rights to any Intellectual Property or Intellectual Property Rights;

(i)          permit Company to take any action regarding a patent, patent application or other Intellectual Property Right, other than filing continuations for existing patent applications or completing or renewing registrations of existing Patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j)          (i) permit Company to sell, lease, license or otherwise dispose of or permit to lapse any of its tangible or intangible assets (including Company Owned IP), other than sales and nonexclusive licenses in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing, (ii) permit Company to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership, or (iii) permit Company to enter into any agreement for the purchase, sale or lease of any real property;

(k)          permit Company to pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or member of Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Company Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(l)          except as contemplated by Company’s 2017 budget in the form provided to Purchaser, permit Company to make any capital expenditures, capital additions or capital improvements in excess of $50,000 individually or $250,000 in the aggregate;

(m)          permit Company to materially change the amount of, or terminate, any of Company’s insurance coverage;

(n)          cancel, release or waive any claims or rights held by Company with a value in excess of $10,000 individually;

(o)          permit Company to (i) adopt or amend any Employee Benefit Plan or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under the Employee Retirement Income Security Act of 1974 (“ERISA”), applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any nonqualified deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of applicable Law, or (iii) except as required by the terms of an Employee Benefit Plan or agreement, in each case, provided to Purchaser prior to the Effective Date, in effect as of the Effective Date, pay any special bonus or special remuneration to any employee or non-employee manager or consultant;

(p)          permit Company to (i) commence a lawsuit other than (a) in such cases where Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that Company consults with Purchaser prior to the filing of such a suit) or (b) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(q)          unless required by applicable Law, permit Company to make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return other than in the ordinary course of business in accordance with past practice, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Purchaser or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(r)          permit Company to change accounting methods or practices or revalue any of its assets, except in each case as required by changes in GAAP or applicable law;

(s)          place or allow the creation of any Lien on any of Company’s properties, including any Intellectual Property;

(t)          materially change the manner in which Company provides warranties, discounts or credits to customers;

(u)          enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 4.2(s) of the Disclosure Schedule;

(v)         take any action that would result in Company having one or more Subsidiaries; and

(w)          take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (v) in this Section 6.3, or any action that would reasonably be expected to make any of Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 3.2(a) would not be satisfied) or prevent Company from performing or cause Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by Company (such that the condition set forth in the second sentence of Section 3.2(a) would not be satisfied).

6.4          Proxy Statement.

(a)          Covenants of Caladrius with Respect to the Proxy Statement. Subject to Section 6.5 hereof, Caladrius shall, at its sole cost and expense, prepare and cause to be filed with the SEC, as promptly as practicable following the Effective Date, a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) relating to the Stockholders’ Meeting (as defined below), and shall as promptly as practicable thereafter, at its sole cost and expense, obtain clearance of such Proxy Statement by the SEC and prepare and cause to be filed all amendments and supplements required to be filed with respect to the Proxy Statement. Caladrius covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein, and the letter to stockholders, notice of meeting and form of proxy included therewith, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. In the Proxy Statement, Caladrius shall include the text of this Agreement (not including the schedules and exhibits thereto) and, except to the extent provided in Section 6.1, the Caladrius Recommendation, and shall use all reasonable best efforts to respond as promptly as practicable to any comments by the SEC staff in respect of the Proxy Statement.

(b)          Covenants of Purchaser with Respect to the Proxy Statement. Purchaser will furnish to Caladrius the information relating to Purchaser and its Affiliates required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be set forth in the Proxy Statement. Purchaser shall procure that none of such information with respect to the Purchaser and its affiliates that is so furnished by the Purchaser to Caladrius will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          Cooperation. Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the responses to any comments of the SEC prior to filing thereof with the SEC.

(d)          Mailing of Proxy Statement; Amendments. As promptly as reasonably practicable after the Proxy Statement has been cleared by the SEC, Caladrius shall, at its sole cost and expense, mail the Proxy Statement to the holders of the Caladrius Capital Stock as of the record date established for the Stockholders’ Meeting. If at any time prior to the Closing any event or circumstance relating to Company, Caladrius, Purchaser or any of their respective subsidiaries or affiliates, or their respective officers or directors, should be discovered by Caladrius or Purchaser, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the other. Each of Purchaser, Caladrius and Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. Caladrius shall cause all documents that Caladrius is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement to comply as to form with the applicable requirements of the Exchange Act.

6.5          Stockholders’ Meeting. As promptly as reasonably practicable following the Effective Date but not less than five (5) days prior to the End Date, Caladrius shall take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders on the earliest date reasonably practicable after the Proxy Statement has been cleared by the SEC, for the purpose of voting upon the adoption and approval of the Authorizing Resolution (the “Stockholders’ Meeting”). At the Stockholders’ Meeting, Caladrius shall make the Caladrius Recommendation; provided, however, that Caladrius shall not be obligated to recommend to its stockholders the adoption and approval of the Authorizing Resolution at any Stockholders’ Meeting to the extent that the Caladrius Board (or a duly authorized committee thereof) makes a Caladrius Adverse Recommendation Change if permitted by and pursuant to Section 6.1(b). Prior to the Stockholders’ Meeting, Caladrius shall use commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the Authorizing Resolution. Caladrius shall take reasonable measures to ensure that all proxies solicited in connection with the Stockholders’ Meeting are solicited in compliance with all applicable Laws. For the sake of clarity, to the extent there is a Caladrius Adverse Recommendation Change, Caladrius shall remain obligated to establish a record date for, duly call, give notice of, convene and hold the Stockholders’ Meeting pursuant to this Section 6.5.

6.6          Commercially Reasonable Efforts. Each of the Parties hereto agrees to use commercially reasonable efforts, and to cooperate with each other Party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the purchase and sale of the CLBS Units and the other transactions contemplated by the Transaction Agreements, including the satisfaction of the respective conditions set forth in Article III, and to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the purchase and sale of the CLBS Units and the other transactions contemplated by the Transaction Agreements.

6.7          Third Party Consents. The Company shall use commercially reasonable efforts to obtain no later than five (5) Business Days prior to the Closing Date, and deliver to Purchaser at or prior to the Closing, all consents, assignments, waivers and approvals under each Contract listed or described on Schedule 4.2(s)(xvi) of the Disclosure Schedule (and any Contract entered into after the Effective Date that would have been required to be listed or described on Schedule 4.2(s)(xvi) of the Disclosure Schedule if entered into prior to the Effective Date).

6.8          Regulatory Approvals.

(a)          As promptly as practicable after the Effective Date, Purchaser, Caladrius, and Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act or any other Antitrust Laws in order to obtain the authorization, approval or consent of any Governmental Authority, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required, or that Purchaser may reasonably request to be made, in connection with the consummation of the transactions contemplated by the Transaction Agreements. Purchaser, Caladrius, and Company shall each use their respective reasonable best efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Purchaser and Caladrius shall each pay an equal share of any filing fees associated therewith.

(b)          Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that: (i) no Party shall have any obligation to litigate or contest any Proceeding challenging any of the transactions contemplated by the Transaction Agreements as violative of any Antitrust Law and (ii) no Party shall be under any obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of such Party or any of its Affiliates or of Company, (B) the discontinuation of any product or service of such Party or any of its Affiliates or of Company, (C) the licensing or provision of any technology, software or other Intellectual Property of such Party or any of its Affiliates or of Company to any Person, (D) the imposition of any limitation or regulation on the ability of such Party or any of its Affiliates to freely conduct their business or own their respective assets, (E) the holding separate of the Equity Interests of Company or any limitation or regulation on the ability of Purchaser or any of its Affiliates to exercise full rights of ownership of the Equity Interests of Company or (F) any actions that are not conditions on the occurrence of the Closing (any one or more of the foregoing, an “Antitrust Restraint”).

(c)          Each of Purchaser, Caladrius and Company shall promptly inform the other of any material communication between such party and any Governmental Authority regarding any of the transactions contemplated by the Transaction Agreements. Subject to applicable Law relating to the exchange of information, Purchaser shall have the right (i) to direct all matters with any Governmental Authority other than the United States Securities and Exchange Commission (“SEC”) relating to the transactions contemplated by the Transaction Agreements and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by Company or Caladrius to any Governmental Authority under any Antitrust Law; provided that, to the extent practicable, Purchaser shall consult with Caladrius and consider in good faith the views of Caladrius with respect to the information related to Caladrius and Company that appears in any such filing, application, notification or other document. If Purchaser or any Affiliate of Purchaser receives any formal or informal request for supplemental information or documentary material from any Governmental Authority other than the SEC with respect to any of the transactions contemplated by the Transaction Agreements, then Purchaser shall make or cause to be made, as soon as reasonably practicable, a response in compliance with such request. If Company, Caladrius or any Affiliate of Company or Caladrius receives any formal or informal request for supplemental information or documentary material from any Governmental Authority other than the SEC with respect to any of the transactions contemplated by the Transaction Agreements, then Company or Caladrius shall make or cause to be made, a response in compliance with such request. No Party shall, without the prior written consent of the other Parties, (A) permit any of the Representatives of such Party to participate in any meeting with any Governmental Authority other than the SEC relating to the transactions contemplated by the Transaction Agreements unless such Party, as applicable, consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, grants such other Parties the opportunity to attend the discussions at such meeting or (B) proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Antitrust Restraint; provided that Company shall, if directed by Purchaser, agree to any such action that is conditioned on the consummation of the transactions contemplated by the Transaction Agreements.

Article VII

POST-CLOSING COVENANTS

7.1          International Investment and Trade Services Survey Act. To the extent legally required, Company shall, and shall cause each Subsidiary of Company to, promptly execute and file, or join in the execution and filing of, any report, application, notification or other document that may be required under the International Investment and Trade in Services Survey Act (Title 22 of the United States Code, Chapter 46, §§3101-3108) in connection with the consummation of the purchase and sale of the CLBS Units and the other transactions contemplated by this Agreement.

7.2          Preferred Pricing. The Parties acknowledge that Caladrius is, as of the Effective Date, one of Company’s customers. Following Closing, Purchaser and Company each agree that Caladrius and its subsidiaries shall be entitled to procure products and services from Company at pricing equal to Manufacturing Cost for such products and services plus five percent (5%), in connection with Caladrius’s development of T-regulatory cell platforms (such pricing arrangement, the “Preferred Pricing Arrangement”). The Preferred Pricing Arrangement shall be in effect immediately upon Closing and continue for a period of seven (7) years following the Closing Date. For the avoidance of doubt, the Parties will use commercially reasonable efforts to amend the CLBS03 Contract to reflect the Preferred Pricing Arrangement prior to Closing.

7.3          Milestone Payment.

(a)          In addition to the Initial Payment, the Closing Payment, and the Purchase Price Adjustment (if any), subject to the Right of Set Off, Purchaser shall pay Caladrius $5.0 million (the “Milestone Payment”) upon Company achieving $125 million in cumulative revenue (excluding clinical service reimbursables) (the “Milestone”). For purposes hereof, “cumulative revenue” shall be calculated based on Company’s revenue from all customers (including Caladrius and its subsidiaries) in accordance with the financial accounting and reporting standards set forth in the statements and pronouncements of the FASB, consistently applied, for the period from January 1, 2017 (the “Commencement Date”) through December 31, 2018 (the period from the Commencement Date through December 31, 2018, the “Milestone Period”); and “clinical service reimbursables” shall also be calculated commencing on the Commencement Date through December 31, 2018, and shall be calculated in accordance with the financial accounting and reporting standards set forth in the statements and pronouncements of the FASB, consistently applied. Company shall, beginning with the first calendar quarter of 2017, within forty-five (45) days after the end of each calendar quarter, report to Caladrius in writing (each, a “Milestone Report”) as to the cumulative revenue and relevant clinical service reimbursables of Company since the Commencement Date. Caladrius shall be entitled to have access for a period of twenty (20) Business Days following delivery of a Milestone Report, at reasonable times upon reasonable notice, to the books and records of Company and Purchaser and its affiliates in order to determine when and whether the revenue targets described above have been achieved and when the milestone payments referred to above are payable; provided, however, that the foregoing shall not require Purchaser or Company to disclose information pursuant to this Section 7.3(a) to the extent that (i) in the reasonable good faith judgment of Purchaser, any applicable Law requires Purchaser or its Affiliates to restrict or prohibit access to such information, (ii) in the reasonable good faith judgment of Purchaser or Company, the books and records are subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege. Nothing in this Agreement shall be deemed to require Purchaser or Company to keep any books of account or records other than those which it maintains in the ordinary course of business in its usual and customary practice, to retain any such books of account or records for any period in excess of the period for which it retains such records in the ordinary course of business in its usual and customary practice, or to provide access to any books and records other than that specified in this Section.

(b)          In the event that Caladrius does not agree with the amount of cumulative revenue and relevant clinical service reimbursables set forth on any Milestone Report, Caladrius shall be entitled, during the period following delivery of such Milestone Report and ending thirty (30) days after delivery of such Milestone Report (the “Dispute Period”), to give Company written notice (a “Dispute Notice”) of such disagreement, which shall include Caladrius’s estimate for such the relevant period covered by the Milestone Report of cumulative revenue and relevant clinical service reimbursables, if any, (including the calculation thereof, in reasonable detail) or the rationale (in reasonable detail) of the basis for such disagreement. In the event that Caladrius does not deliver a Dispute Notice during the Dispute Period, the amount of cumulative revenue and relevant clinical service reimbursables set forth on such Milestone Report shall irrevocably be deemed to be the final cumulative revenue and relevant clinical service reimbursables for the relevant quarter.

(c)          In the event that Caladrius delivers a Dispute Notice within the Dispute Period, Caladrius and Company shall for a period of not less than thirty (30) days after delivery of the Dispute Notice attempt in good faith to resolve the amount of cumulative revenue and relevant clinical service reimbursables that is in dispute (the “Disputed Milestone Amount”), and mutually determine any adjustments to such amount of cumulative revenue and relevant clinical service reimbursables. Company and Caladrius shall provide each other with such information, records and material kept in the ordinary course of business in such party’s possession and which such party may disclose without violating confidentiality obligations to third parties, as is reasonably necessary and appropriate in attempting to resolve such Disputed Milestone Amount, including the delivery of a copy to Caladrius of any such information, records and material, to the extent then available, that was used to calculate the amount of cumulative revenue and relevant clinical service reimbursables.

(d)          After the end of the Milestone Period, Purchaser shall provide to Caladrius a Milestone Report with respect to the cumulative revenue (excluding clinical service reimbursables) for the entire Milestone Period (such Milestone Report, the “Final Milestone Report”). In the event that Caladrius does not agree with the Final Milestone Report, Caladrius shall be entitled to dispute such Final Milestone Report using the procedures set forth in Sections 7.3(b) and (c). In the event that no agreement can be reached by Caladrius and Company as to the calculation of the Disputed Milestone Amount with respect to the Final Milestone Report (such disputed amount, the “Disputed Final Milestone Amount”) within ninety (90) days after delivery of a Dispute Notice with respect to the Disputed Final Milestone Amount, then either party shall have the right to submit such Disputed Final Milestone Amount to arbitration by the Accountant. The Accountant shall be responsible for the determination of the Disputed Final Milestone Amount. The engagement and charge of the Accountant pursuant to this Section 7.3 shall be limited to determining the amount of cumulative revenue and relevant clinical service reimbursables for the applicable period. The Accountant shall determine the Disputed Final Milestone Amount within the limitations set forth above within ninety (90) days after the date of such Accountant’s engagement and the Accountant shall be provided with such information and records, which may include on-site access and access to personnel, relating to such dispute as it may reasonably request. Any Disputed Final Milestone Amount determined by the Accountant in accordance with this Section shall be deemed to be the final amount of cumulative revenue and relevant clinical service reimbursables for all purposes of this Agreement. The fees and expenses of the Accountant shall be paid by Caladrius if the determination by the Accountant of the Disputed Final Milestone Amount reflects that the Milestone was not achieved; and the fees and expenses of the Accountant shall be paid by Company if the determination by the Accountant of the Disputed Final Milestone Amount reflects that the Milestone was achieved.

(e)          Purchaser and Company shall cause the Milestone Payment as finally determined pursuant to this Section 7.3 and subject to the Right of Set Off to be paid to Caladrius (in immediately available funds to an account specified in writing by Caladrius) within 45 days after the end of the quarter in which the relevant milestone amount of cumulative revenue has been achieved by Company. The payment of any amounts pursuant to this Section 7.3 shall be treated as additional Purchase Price for U.S. federal income tax purposes.

(f)          The obligation of Purchaser to make (i) the Milestone Payment hereunder and (ii) any payments to Caladrius pursuant to the Transition Services Agreement shall be entirely qualified by the right of Purchaser to set off (the “Right of Set Off”) against and reduce the amount of the Milestone Payment and/or payment under the Transition Services Agreement by the amount of any Losses payable to or claimed by an Indemnified Party in good faith pursuant to Article VIII hereunder and which Losses are (i) unpaid or unreimbursed as of the date the Milestone Payment or a particular payment due under the Transition Services Agreement, as the case may be, is payable to Caladrius pursuant hereto and (ii) cannot be paid from the Escrow Fund because the amount in the Escrow Fund is insufficient to pay such Losses. Any amount subject to the Right of Set Off with respect to pending but unresolved claims for indemnification that is not awarded to Purchaser or any other Indemnified Party upon the resolution of such claims shall be disbursed to Caladrius within fifteen (15) Business Days following resolution of such claims. For the avoidance of doubt, payments due to Caladrius under the Transition Services Agreement shall be made in the ordinary course on the dates payable as provided for in the Transition Services Agreement, and no portion thereof shall be withheld or set off in connection with the Right of Set Off unless on the due date for such payment under the Transition Services Agreement there are Losses payable to or claimed in good faith by an Indemnified Party which are subject to the Right of Set Off as provided in the Section 7.3 (f).

(g)          Each of Purchaser, Company, and Caladrius hereby acknowledge that the achievement of the Milestone is uncertain. Purchaser and the Company have no obligation to use any specific efforts to achieve, or to provide any funding or other resources supporting the achievement of the Milestone and it is therefore not assured that Purchaser will be required to pay the Milestone Payment. Subject to the foregoing, Purchaser shall be solely responsible for, and have sole discretion over, all decisions relating to the Milestone from and after the Closing, including, but not limited to, any matter relating to the development, testing, regulatory submission, regulatory approval, manufacturing, marketing, sales, pricing, service or maintenance of Company products. Furthermore, Company and Caladrius acknowledge that circumstances may exist that delay or prevent the achievement of the Milestone, thereby correspondingly eliminating the amount of the Milestone Payment based thereon. Accordingly, nothing herein shall be deemed to be an agreement on the part of Purchaser to achieve the Milestone. Purchaser shall have sole discretion over all matters relating to the business of Company after the Closing Date, including, but not limited to, any operational, distribution, legal, marketing, and sales decisions relating to the business of Company. Notwithstanding the foregoing, for the avoidance of doubt, Purchaser and Company shall not deliberately act or fail to act with the primary objective of preventing the achievement of the Milestone in order to avoid the obligation to make the Milestone Payment.

7.4          Employee Matters.

(a)          All employees of Company employed by Company immediately prior to the Closing shall be employees of Company immediately following the Closing (each, a “Continuing Employee”). With respect to any employee of Caladrius identified by Purchaser and reasonably acceptable to Caladrius who receives an offer of employment from Purchaser or Company, Caladrius shall collaborate in good faith with Purchaser in its efforts to enter into an offer letter and confidential information and assignment agreement with such employee within 10 days prior to the expiration of the Transition Services Agreement. Notwithstanding anything to the contrary in the foregoing, with the exception of the Continuing Employees, neither of Purchaser or Company shall have any obligation to make an offer of employment to any employee of Caladrius. All Caladrius employees who accept such offers from Purchaser or Company, and all Company employees employed by Company as of the Closing, are referred to as “Transferred Employees”).

(b)          Purchaser shall, or shall cause its Affiliates to, use commercially reasonable efforts to credit Transferred Employees for service earned on and before the Closing Date with Caladrius and its Affiliates, or any of their respective predecessors, in addition to service earned with Purchaser and its Affiliates on or after the Closing Date to the extent that service is relevant for purposes of eligibility, vesting or the calculation of benefits (but not for purposes of defined benefit pension benefit accruals, equity benefits, or post-retirement welfare benefits) under any employee benefit plan, program or arrangement of Purchaser or any of its Affiliates for the benefit of the Transferred Employees on or after the Closing Date. Purchaser shall, or shall cause its Affiliates to, use commercially reasonable efforts to cause all health insurance carriers and third party administrators to waive limitations on benefits relating to any pre-existing conditions of the Transferred Employees and their eligible spouses and dependents. Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to recognize for purposes of annual deductible and out-of-pocket limits under their health plans applicable to Transferred Employees, deductible and out-of-pocket expenses paid by Transferred Employees and their respective spouses and dependents under Caladrius’ or any of its Affiliates’ health plans in the calendar year in which the Closing Date occurs.

(c)          As of the Closing Date, all Company employees shall cease to be eligible to participate in all Employee Benefit Plans that are maintained or sponsored by Caladrius or its Affiliates (excluding Company).

7.5          Non-Competition. Caladrius hereby covenants and agrees that during the Non-Competition Period, neither Caladrius, nor any Affiliate of Caladrius, shall, without first obtaining the prior written consent of Purchaser (which Purchaser may withhold in its sole discretion), engage in a Competing Business; provided, however, Caladrius may merge with or acquire a third party that engages in a Competing Business if such Competing Business constitutes five percent (5%) or less of the entire business of such third party in terms of GAAP revenue for the prior twelve (12) months.

7.6          Non-Solicitation. Caladrius hereby covenants and agrees that during the Non-Competition Period, neither Caladrius, nor any Affiliate of Caladrius, shall, without first obtaining the prior written consent of Purchaser (which consent Purchaser may withhold in its sole discretion), directly or indirectly, including without limitation through any of its personnel, cause, solicit, entice or induce, or attempt to cause, solicit, entice or induce, any employee or consultant of Company or Purchaser or any of their Affiliates to leave his or her current employment, to accept employment with Caladrius or any of its Affiliates or any other Person, or to interfere in any manner with the business of Company, the Purchaser, or their Affiliates. Purchaser and Company hereby covenant and agree that, following the Closing, neither Purchaser nor Company, nor any Affiliate of Purchaser or Company, shall, without first obtaining the prior written consent of Caladrius (which Caladrius may withhold in its sole discretion), directly or indirectly, including without limitation through any of its personnel, cause, solicit, entice or induce, or attempt to cause, solicit, entice or induce, any employee or consultant of Caladrius or any of its Affiliates (other than the Transferred Employees) to leave his or her current employment, to accept employment with Purchaser, Company or any of their respective Affiliates or any other Person, or to interfere in any manner with the business of Caladrius or its Affiliates. Notwithstanding the foregoing, for purposes of this Agreement, the placement of general advertisements which may be targeted to a particular geographic or technical area but which are not targeted, directly or indirectly, towards employees or consultants of Company or Purchaser or any of their Affiliates, or Caladrius or any of its Affiliates, as the case may be, shall not be deemed to be a solicitation under this Section 7.6. For purposes of this Section 7.6, an Affiliate with respect to Purchaser and Company shall include only those Persons who are under direct control of Purchaser.

7.7          Savings Clause. It is the desire and intent of the Parties that the provisions of Sections 7.5 and 7.6 shall be enforced to the fullest extent permissible under applicable Law. If any provision of Section 7.5 or 7.6 or any part of any such provision is held under any circumstances to be invalid or unenforceable by any arbitrator or court of competent jurisdiction, then: (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be modified by such arbitrator or court to conform to applicable Laws so as to be valid and enforceable to the fullest possible extent; (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of Section 7.5 or 7.6. Each provision of Section 7.5 is separable from every provision of Section 7.6, and each part of each provision of Sections 7.5 and 7.6 is separable from every other part of such provision.

Article VIII

ESCROW FUND AND INDEMNIFICATION

8.1          Escrow.

(a)          By virtue of this Agreement and as partial security for the indemnity obligations provided for in Section 8.3, at the Closing, Purchaser will deposit with the Escrow Agent cash comprising the Escrow Amount (the “Escrow Fund”). The Escrow Fund shall be available to compensate Purchaser (on behalf of itself or any other Indemnified Party) for Losses pursuant to the indemnification obligations of the Indemnifying Parties. The Escrow Agent shall retain the Escrow Fund until 11:59 p.m. New York time on the date that is thirty (30) days after the date that is 12 months after the Closing Date (the “Escrow Release Date”) unless cancelled or forfeited as set forth in this Article VIII. No portion (nor all) of the Escrow Fund, nor any beneficial interest therein, may be pledged, subjected to any Lien, sold, assigned or transferred, by the Indemnifying Party, or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of the Indemnifying Party, in each case prior to the disbursement of the Escrow Fund to Caladrius in accordance with Section 8.1(b) below.

(b)          Within five (5) Business Days following the Escrow Release Date, the Escrow Agent will disburse to Caladrius the Escrow Amount less (i) that portion of the Escrow Amount previously paid to Purchaser or any other Indemnified Party in satisfaction of claims for indemnification in accordance with this Article VIII and/or Section 2.5(d) and (ii) that portion of the Escrow Amount that is determined, in the reasonable judgment of Purchaser, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Notice delivered to the Indemnifying Party prior to the Escrow Release Date in accordance with this Article VIII. Any portion of the Escrow Amount held following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Purchaser or any other Indemnified Party upon the resolution of such claims shall be disbursed to Caladrius within fifteen (15) Business Days following resolution of such claims.

8.2          Survival.

(a)          Generally. Except as set forth in Section 8.2(b), all representations and warranties of Company and Caladrius contained in this Agreement, or in any Schedule, certificate, or other document delivered pursuant to this Agreement, survive the Closing for a period of thirty (30) days following the twelve (12) month anniversary of the Closing Date. All representations and warranties of Purchaser contained in this Agreement, in any Disclosure Schedule, certificate, or other document delivered pursuant to this Agreement, expire and are of no further force and effect as of the Closing.

(b)          Specifically. Notwithstanding Section 8.2(a), the representations and warranties of (i) Caladrius contained in Schedule 4.1(a) (Organization and Good Standing), 4.1(b) (Authorization of Transaction), 4.1(c) (Title to CLBS Units) (the “Title Representation”), 4.1(e) (Brokers), and 4.1(f) (Intellectual Property) and (ii) Company and Caladrius contained in Schedule 4.2(a) (Organization and Good Standing), 4.2(c) (Authorization of Transaction), 4.2(e) (Capitalization), 4.2(w) (Intellectual Property), and 4.2(hh) (Brokers), in each case, survive the Closing indefinitely. The representations and warranties of Company and Caladrius contained in Schedule 4.2(n) (Taxes) and 4.2(o) (Employee Benefits) survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations period (after giving effect to any waivers and extensions thereof). The representations and warranties referred to in this Section 8.2(b) are together referred to as the “Special Representations.”

(c)          Covenants. The covenants and agreements that, by their terms, do not contemplate performance after the Closing Date expire and are of no further force or effect as of the Closing. The covenants and agreements that, by their terms, contemplate performance after the Closing Date survive the Closing in accordance with their terms or until 60 days following the expiration of any applicable statute of limitations or, in the case of the obligations of (i) Purchaser or Company pursuant to Section 7.2, for seven (7) years following the Closing Date and (ii) Purchaser pursuant to Section 7.3, indefinitely.

(d)          Applicable Survival Period. The period for which a representation or warranty, covenant, or agreement survives the Closing is referred to herein as the “Applicable Survival Period.” In the event a Claim Notice (as defined below) for indemnification under Section 8.3 is given within the Applicable Survival Period, the representation or warranty, covenant, or agreement that is the subject of such indemnification claim (whether or not formal legal action has been commenced based upon such claim) survives with respect to such claim until such claim is finally resolved.

8.3          Indemnification. From and after the Effective Date, except to the extent a Loss is reflected in Net Working Equity, Caladrius shall, without duplication, indemnify and hold harmless Purchaser, Purchaser’s Affiliates, and their respective officers, directors, shareholders, employees, and other representatives (each, an “Indemnified Party”), against all causes of action, claims, liabilities, and losses (collectively, “Losses”) paid, incurred, or sustained by any Indemnified Party, arising from, relating to, or in connection with:

(a)          any failure of any representation or warranty made by Company or Caladrius in this Agreement (as modified by the Disclosure Schedule) or the Disclosure Schedule to be true and correct as of the Effective Date and as of the Closing Date as though such representation or warranty were made as of the Closing Date (or, in the case of representations and warranties that by their terms speak only as of a specific date or dates, as of such date);

(b)          any failure of any certification, representation, or warranty made by Company or Caladrius in the certificates delivered to Purchaser pursuant to Section 3.2(i), and Section 3.2(j) to be true and correct as of the Closing Date;

(c)          any failure by Company or Caladrius to perform or comply with any covenant applicable to it contained in this Agreement (including but not limited to payment by Caladrius of any amount owed to Purchaser pursuant to Section 2.5(d));

(d)          any fees, expenses, or other payments incurred or owed by Company or Caladrius, or any of their Affiliates to any agent, broker, investment banker, or other Person retained or employed by it in connection with the transactions contemplated by the Transaction Agreements;

(e)          any claims by (i) any then-current or former holder or alleged then-current or former holder of any Equity Interests of Company (including any predecessors), arising out of,

resulting from or in connection with (A) the transactions contemplated by the Transaction Agreements, or (B) such Person’s status or alleged status as a holder of Equity Interests of Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (ii) any Person to the effect that such Person is entitled to any Equity Interest of Purchaser, Caladrius or Company or any payment in connection with the transactions contemplated by the Transaction Agreements, (iii) any Person with respect to any plan, policy or Contract providing for compensation to any Person in the form of Equity Interests of Company, or (iv) any then-current or former holder or alleged then-current or former holder of any Equity Interests of Caladrius (including any predecessors), arising out of, resulting from or in connection with (A) the transactions contemplated by the Transaction Agreements, or (B) such Person’s status or alleged status as a holder of equity interests of Caladrius (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise;

(f)          80.1% of any Taxes (other than payroll Taxes) for, or arising from, a Pre-Closing Tax Period or Pre-Closing Straddle Period to the extent not reflected in Net Working Equity;

(g)          any Transfer Taxes borne by Caladrius under Section 10.2;

(h)          80.1% of any (i) Liability (actual or contingent) directly or indirectly related to, or arising from, the service of any former employees or former consultants, contractors or other service providers to the Company and (ii) Liability (actual or contingent) arising from the misclassification of Persons as contractors rather than as employees, and (iii) with respect to both clauses (i) and (ii), including, any taxes, fines, penalties, levies, gross-ups, or wage replacement owed or owable in respect thereof, to whatever Person or Governmental Authority;

(i)          80.1% of the amount, if any, by which the Net Working Equity is less than the Net Working Equity Target;

(j)          any Closing Date Company Transaction Expenses to the extent not withheld from the Closing Payment (without duplication of payment of any such expenses);

(k)          any “excess parachute payments” within the meaning of Section 280G of the Code;

(l)          any matters set forth in Schedule 4.2(q) of the Disclosure Schedule or that is or would be an exception to the representations and warranties made on each date in Schedule 4.2(q) (Legal Proceedings; Orders); and

(m)          any fraud, willful breach, or intentional misrepresentation by or on behalf of Company or Caladrius.

8.4          Limitation of Liabilities.

(a)          Basket. No Indemnified Party may make a claim for indemnification pursuant to Section 8.3(a) (other than claims arising out of, resulting from or in connection with (i) any fraud, willful breach, or intentional misrepresentation by or on behalf of Company or Caladrius or (ii) any failure of any of the Special Representations to be true and correct as aforesaid) unless and until the aggregate amount of all Losses that the Indemnified Parties have described in a Claim Notice (together with all Losses described in any previously other delivered Claim Notices) delivered to Caladrius (“Indemnifying Party”) under Section 8.3(a) exceeds seven hundred fifty thousand U.S. dollars ($750,000) (the “Basket”), and once such Basket has been reached, the Indemnified Party is entitled to recover the entire amount of all Losses from the first dollar, including the amount of the Basket. The Basket shall not apply to any other Losses or claims therefor.

(b)          Cap.

(i)          Recovery from the Escrow Fund and the Right of Set Off shall be the sole and exclusive remedy for any and all claims made pursuant to Section 8.3(a) (other than claims arising out of, resulting from or in connection with (i) any fraud, willful breach, or intentional misrepresentation by or on behalf of Company or Caladrius or (ii) any failure of any of the Special Representations to be true and correct as aforesaid).

(ii)         In the case of (A) the matters listed in Section 8.3(b), or (B) any failure of any of the Special Representations, other than the Title Representation, to be true and correct as aforesaid, after Indemnified Parties have exhausted or made claims upon the Escrow Fund (after taking into account all other claims for indemnification from the Escrow Fund made by Indemnified Parties), the Indemnifying Party shall be liable for the amount of any Losses resulting therefrom; provided, however, that such liability shall be limited to ten million dollars ($10,000,000) in the aggregate (including amounts paid from the Escrow Fund). Indemnified Parties may, in their discretion, exercise the Right of Set Off with respect to any such Losses with respect to which it has been finally determined that the Indemnifying Party is liable therefor. In the case of any failure of the Title Representation to be true and correct as aforesaid, after Indemnified Parties have exhausted or made claims upon the Escrow Fund (after taking into account all other claims for indemnification from the Escrow Fund made by Indemnified Parties), the Indemnifying Party shall be liable for the amount of any Losses resulting therefrom; provided, however, that such liability shall be limited to the Purchase Price.

(iii)        In the case of (A) the matters listed in Section 8.3(c)-(l) or (B) fraud, willful breach, or intentional misrepresentation by or on behalf of the Company or Caladrius after Indemnified Parties have exhausted or made claims upon the Escrow Fund (after taking into account all other claims for indemnification from the Escrow Fund made by Indemnified Parties), the Indemnifying Party shall be liable for the amount of any Losses resulting therefrom and there shall be no maximum liability applicable to the Indemnifying Party. Indemnified Parties may, in their discretion, exercise the Right of Set Off with respect to any such Losses.

(c)          Exception to Limitations. For the sake of clarity, the limitations in this Section 8.4 shall not apply to any claim involving fraud, willful breach, or intentional misrepresentation.

8.5          Claim Notice; Time Limits. When an Indemnified Party becomes aware of any claim for indemnification under this Article VIII, the Indemnified Party in such case shall promptly deliver to the Indemnifying Party a written notice detailing the nature of such claim (a “Claim Notice”). The Claim Notice must set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate, for clarity, is not conclusive of the final amount of such Losses) and a description of the basis for such claim. The Indemnifying Party has 30 days from receipt of such Claim Notice to dispute the claim and shall reasonably cooperate and assist the Indemnified Party in determining the validity of the claim for indemnity. If the Indemnifying Party does not give notice to the Indemnified Party that it disputes such claim within 30 days after its receipt of the Claim Notice, the claim specified in such Claim Notice shall be conclusively deemed to be a Loss subject to indemnification hereunder and the Escrow Agent shall release to Purchaser a portion of the Escrow Fund equal to the amount of any Losses corresponding to such claim or claims as set forth in such Claim Notice.

8.6          Resolution of Objections to Claims.

(a)          Objection. If the Indemnifying Party objects in writing to any claim specified in a Claim Notice, the Indemnifying Party and the Indemnified Party shall attempt in good faith for 45 days after Indemnified Party’s receipt of such written objection to resolve such objection. If the Indemnifying Party and the Indemnified Party so agree, a memorandum setting forth such agreement shall be prepared and signed by the Indemnifying Party and the Indemnified Party. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and shall release a portion of the Escrow Fund to Purchaser in accordance with the terms of such memorandum.

(b)          Resolution. If no such agreement can be reached during the aforementioned 45-day period for good faith negotiation, then in any event upon the expiration of such 45-day period either the Indemnifying Party or the Indemnified Party may bring an arbitration in accordance with Section 12.7(b) to resolve the matter.

8.7          Effect of Investigation; Waiver.

(a)          Effect of Knowledge. An Indemnified Party’s right to indemnification or other remedies based upon the representations and warranties, covenants, and agreements of Company and the Indemnifying Party are not affected by any investigation or knowledge of an Indemnified Party or any waiver by an Indemnified Party of any condition based on the accuracy of any representation or warranty, or compliance with any covenant or agreement. Such representations and warranties, covenants, and agreements are not affected or deemed waived by reason of the fact that an Indemnified Party knew or should have known that any representation or warranty might be inaccurate or that the Indemnifying Party failed to comply with any agreement or covenant. The Parties agree that the representations and warranties contained herein are bargained-for terms of this Agreement and that any investigation by an Indemnified Party is for its own protection only and does not affect or impair any right or remedy hereunder.

(b)          Waiver. Each of Caladrius and Company acknowledges and agrees that, upon and following the Closing, Company has no liability or obligation to indemnify, save, or hold harmless Caladrius, and may not otherwise pay, reimburse, or make Caladrius whole, for or on account of any indemnification or other claims made by any Indemnified Party hereunder. Caladrius has no right of contribution against Company with respect to any such indemnification or other claim.

8.8          Third-Party Claims. Subject to Sections 8.5, if an Indemnified Party delivers a Claim Notice to the Indemnifying Party in respect of a claim by a third party against such Indemnified Party (a “Third-Party Claim”), the Indemnifying Party may, at its expense, participate in (to the extent such participation does not affect any privilege relating to any Indemnified Party), but may not determine or conduct, the defense of such Third-Party Claim (which participation includes participation in settlement discussions). Such Indemnified Party may, in its sole discretion, conduct the defense of and settle any such Third-Party Claim; provided, that, in the absence of the consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned, or delayed and which shall be deemed to have been given unless the Indemnifying Party shall have objected within fifteen (15) days after a written request for such consent by Purchaser or if the Indemnifying Party shall have been determined to have unreasonably withheld, conditioned or delayed its consent to any such settlement or resolution), no settlement of any such Third-Party Claim shall be determinative of the amount of Losses (if any) for which such Indemnified Party is entitled to be indemnified with respect to such Third-Party Claim. It is hereby clarified that the costs and expenses reasonably incurred by an Indemnified Party in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Losses for which the Indemnified Party may seek indemnification pursuant to a claim made hereunder solely to the extent Purchaser or an Indemnified Party is entitled to indemnification pursuant to Article VIII. If the Indemnifying Party has consented to any such settlement, the Indemnifying Party has no power or authority to object under any provision of this Article VIII to the amount of any claim by the Indemnified Party to recover the amount of such settlement.

8.9          Indemnification and Purchase Price Adjustment Payments. For the avoidance of doubt, to the extent there are funds remaining in the Escrow Fund, any amounts required to be paid to any Indemnified Party for indemnification pursuant to this Article VIII, or to Purchaser pursuant to Section 2.5 hereof, shall be paid from such funds in the Escrow Fund.

8.10        Exclusive Remedy. From and after the Closing, the sole and exclusive remedy of a Party with respect to any and all claims relating to the matters set forth in Sections 8.3(a)-(l)

of this Agreement (other than claims of, or causes of action arising from, fraud, willful breach, intentional misrepresentation, or willful misconduct and except for seeking specific performance or other equitable relief) will be pursuant to the indemnification provisions set forth in this Article VIII.

Article IX

CONFIDENTIALITY

9.1          Confidentiality. Each Party shall, and shall cause its Affiliates, officers, directors, employees, agents, and other representatives to, keep confidential, and not use or disclose in any manner (including by making a press release or any other announcement), (i) any matters relating to this Agreement or the transactions contemplated by this Agreement or the other Transaction Agreements; or (ii) any proprietary and non-public information, in any form, relating to the other Parties (together with the information described in clause (i) above, the (“Confidential Information”); provided, however, that each Party may disclose such information (x) to its officers, directors, members, managers, employees, investment bankers, accountants, attorneys, and agents whose duties require them to know such information in connection with this Agreement and the transactions contemplated hereby (provided that such Persons agree to maintain the confidentiality of such information in accordance herewith); (y) to any Affiliate in the ordinary course of business (provided that such Affiliate agrees to maintain the confidentiality of such information in accordance herewith or is already subject to substantially similar confidentiality restrictions as set forth herein); or (z) as may be required by Law or Order (provided that the disclosing Party gives the other Parties reasonable prior opportunity to comment upon such disclosure to the extent permitted by Law and agrees to cooperate to take reasonable steps to minimize the extent of any such required disclosure); provided further, following Purchaser’s reasonable opportunity to review, Caladrius may disclose information relating to Company to the extent required under Law (as determined by Caladrius in its sole discretion) in connection with reports, registration statements, prospectuses, proxy statements and other documents it files with the SEC.

9.2          Press Release. Purchaser shall not issue any press release or other public communications relating to the terms of this Agreement or the transactions contemplated by the Transaction Agreements without the prior written approval of Caladrius except as required under Law (as determined by Purchaser in its sole discretion) and neither Caladrius nor Company shall issue any press release or other public communications relating to the terms of this Agreement or the transactions contemplated by the Transaction Agreements without the prior written approval of Purchaser except as required under Law (as determined by Caladrius in its sole discretion). Neither Caladrius nor Company shall use Purchaser’s name or refer to Purchaser directly or indirectly in connection with Purchaser’s relationship with Company or Caladrius in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Purchaser, and Purchaser shall not use Caladrius’s nor Company’s name or refer to Caladrius or Company directly or indirectly in connection with Caladrius’s or

Company’s relationship with Purchaser in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Caladrius, unless, in each case, required by applicable Law (which, in the case of a disclosure by Caladrius or Company, shall be determined by Caladrius in its sole discretion and in the case of a disclosure by Purchaser, shall be determined by Purchaser in its sole discretion) and except as reasonably necessary for Caladrius to obtain the approval and adoption of the Authorizing Resolution by Caladrius’s stockholders and the other consents and approvals of third parties contemplated by this Agreement.

9.3           Exceptions. The term “Confidential Information” does not include information that (i) was in the public domain prior to the time it was furnished to recipient or is at the time of the alleged breach (through no willful or improper action or inaction by such recipient) generally available to the public, (ii) was or becomes available to a Party on a non-confidential basis from a source other than one of the other Parties or its Affiliates, provided such other source not be known by the Party to be bound by a confidentiality obligation to the other Parties, (iii) is lawfully known to a Party prior to disclosure of the Confidential Information by the other Parties, or (iv) is independently developed by a Party without any use of or reference to any Confidential Information disclosed by the other Parties.

Article X

TAX MATTERS

10.1        Tax Treatment of Transaction and Allocation. The Parties agree that the acquisition of the CLBS Units will have the U.S. federal income Tax consequences (and to the extent applicable, the state income Tax consequences as well) set forth in IRS Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 1). Caladrius and Purchaser agree to allocate the Purchase Price and the liabilities of Company among the assets of Company for U.S. federal, state and local income tax purposes pursuant to a statement prepared by Purchaser (the “Allocation Statement”), which such Allocation Statement shall be prepared in accordance with applicable Law. Purchaser shall prepare and deliver the Allocation Statement to Caladrius for its review and comment not later than sixty (60) Business Days after the final determination of the Purchase Price as determined pursuant to Section 2.2. Purchaser shall consider in good faith any comments made by Caladrius, and Caladrius and Purchaser will in good faith attempt to resolve any disputes with respect to the allocation as set forth on the Allocation Statement, with any outstanding disputes resolved by a mutually acceptable, nationally recognized, independent accounting firm. Caladrius and Purchaser (as applicable) shall complete and timely file all forms and statements (and any exhibits thereto) required by applicable Tax laws and all Tax Returns, in each case, using the allocation of Purchase Price and liabilities contained in the Allocation Statement, in accordance with applicable Tax laws, and none of them shall take a position on any Tax Return, report or filing contrary to such allocation (unless otherwise required by a final “determination” (within the meaning of Section 1313(a) of the Code or comparable provision or state or local Tax law). Caladrius and Purchaser shall allocate and report any Purchase Price Adjustment consistently with the Allocation Statement.

10.2        Transfer Taxes. All transfer Taxes and fees (including any penalties and interest) (“Transfer Taxes”) imposed in connection with the effectuation of the transfer of the CLBS Units hereunder, whether imposed on Caladrius, Purchaser or Company, shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Caladrius. The Parties shall cooperate to comply with all Tax Return requirements for such Taxes contemplated by this Section 10.2 and shall provide such documentation and take such other actions as may be necessary to minimize the amount of any such Taxes. Other than with respect to Purchaser’s share of the Transfer Taxes pursuant to this Section 10.2, Purchaser shall have no liability for any Taxes (including employment or payroll Taxes) of any other Party or Person related to, or arising in connection with, the purchase of the CLBS Units contemplated pursuant to this Agreement.

10.3        Tax Returns.

(a)           Caladrius shall prepare or cause to be prepared, and file or cause to be filed, any and all Tax Returns with respect to Company for any Pre-Closing Tax Period and any such Tax Return shall be filed by the due date for such Tax Return, taking into account all extensions. Not later than 30 days prior to the due date (including extensions) or proposed date of filing (if earlier) of each such Tax Return, Caladrius shall deliver a copy of such Tax Return to Purchaser for its review and comment. Caladrius shall consider any such comments in good faith and, if Caladrius fails to take into account any comments of Purchaser after the Parties have taken reasonable steps to address any disputes, then Purchaser shall have the right to submit any such disputed matter to a mutually acceptable, nationally recognized, independent accounting firm for final resolution, and shall deliver a final draft of such Tax Return to Purchaser prior to the due date for filing such Tax Return.

(b)          Purchaser shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of Company that are not required to be prepared and filed by Caladrius pursuant to Section 10.3(a).

(c)          In connection with the filing of such Tax Returns, Caladrius and Purchaser shall be liable and shall pay their respective proportionate share of all Taxes; provided, however, that Caladrius shall not be required to pay such Taxes to the extent such Taxes were taken into account in the calculation of, and reduced, Net Working Equity as finally determined pursuant to Section 2.5. Any Taxes attributable to the period beginning on or before and ending after the Closing Date shall be allocated on a “closing of the books” basis by treating such period as two partial periods, one ending at the close of the Closing Date and the other beginning at the beginning of the day after the Closing Date, except that Taxes (such as property Taxes) imposed on a periodic basis shall be allocated pro rata on a daily basis.

10.4        Tax Contests.

(a)          Purchaser shall give written notice to Caladrius of any Tax Contest relating to Taxes that are or may be Caladrius’s responsibility under this Agreement within fifteen (15) days from the receipt by Purchaser of any written notice of such Tax Contest. To the extent Caladrius is notified of a Tax Contest relating to Taxes that may be the responsibility of Purchaser, Caladrius shall give written notice to Purchaser within fifteen (15) days from the receipt by Caladrius of any written notice of such Tax Contest.

(b)          Control of Tax Contests.

(i)          The Parties shall notify each other within fifteen (15) days of receiving written notice of any pending or threatened Tax Contest relating to a Pre-Closing Tax Period. Caladrius shall, at its election, have the right to represent Company’s interest in and control any such Tax Contest relating to a Pre-Closing Tax Period or with respect to Taxes for which Caladrius may have to indemnify Purchaser, employ counsel of its choice at its expense, and otherwise control at its own cost and expense the conduct of such Tax Contest, to the extent permitted by applicable Law. Purchaser shall be entitled to participate, at its own cost and expense, in any such Tax Contest and Caladrius shall not settle or dispose of any such Tax Contest without the prior written consent of Purchaser (not to be unreasonably withheld) if such settlement or disposal could reasonably be expected to have a material adverse impact on Purchaser or Company. For purposes of this Section 10.4(b)(i), Caladrius shall have ten (10) days (with such 10-day period commencing from the earlier of the date it receives written notice of any pending or threatened Tax Contest or the expiration of the 15-day notice period described in this Section 10.4(b)(i)) within which to (i) elect to represent the Company’s interest in and control any Tax Contest relating to a Pre-Closing Tax Period and (ii) provide written notice to Purchaser that it has made such election; provided, however, that if Caladrius fails to provide timely notice to Purchaser of its election pursuant to this Section 10.4(b)(i), Purchaser shall have the sole right to represent Company’s interest in and control any Tax Contest relating to a Pre-Closing Period without the participation or input of Caladrius.

(ii)         Subject to Section 10.5, following the Closing Date, Purchaser and Company shall control, at their own cost and expense, the conduct of any Tax Contest not covered in Section 10.4(b)(i); provided, that Caladrius shall be allowed to participate (at its own cost and expense) in, and Purchaser shall not settle or dispose of any such Tax Contest without the prior written consent of Caladrius (not to be unreasonably withheld), if the settlement or disposition of such Tax Contest could reasonably be expected to have a material adverse impact on Caladrius, or give rise to any indemnification obligation (and Caladrius has not elected to control).

10.5        Purchaser Post-Closing Tax Covenant. Except as required by applicable Law, or as required to correct manifest error, Purchaser shall not, and shall cause its Affiliates (including, after the Closing, Company) not to, without the prior written consent of Caladrius (which shall not be unreasonably withheld, conditioned or delayed), make or change any Tax election of or with respect to Company for any Pre-Closing Tax Period or Pre-Closing Straddle Period, amend, refile or otherwise modify (or, other than in connection with a Tax Contest, grant an extension of any applicable statute of limitations with respect to) any Tax Return of Company for any Pre-Closing Tax Period or Pre-Closing Straddle Period, or take any similar action that would result in any increased Tax liability or a reduction in any Tax attribute of Company (or Caladrius or any of its Affiliates) in respect of a Pre-Closing Tax Period or Pre-Closing Straddle Period; provided that in the event Purchaser takes such an action without Caladrius’s consent (except as required by applicable Law, or as required to correct manifest error), Purchaser will compensate Caladrius and its Affiliates for any increase in Tax liability or reduction in Tax assets that results from Purchaser’s actions. For the avoidance of doubt, Purchaser shall not file any amended return that would cause an increase in the Tax liability or a reduction of any Tax asset of Caladrius during the Pre-Closing Tax Period except to the extent required to correct manifest error. Additionally, for the avoidance of doubt, it shall not be considered unreasonable if Caladrius withholds consent due to increased Tax liability or a reduction in Tax assets caused by Purchaser’s actions.

10.6        Cooperation. Caladrius and Purchaser shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns, any audit, litigation or other proceeding with respect to Taxes and Tax Returns of Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit or proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, however, the party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the party providing such assistance; provided, further, no party shall be required to provide assistance at times or in amounts that would interfere unreasonably with the business and operations of such party. Caladrius and Purchaser further agree, upon a reasonable request by the other, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any Company (including with respect to the transactions contemplated by this Agreement). Caladrius and Purchaser further agree, upon a reasonable request by the other, to provide the other Party with all information regarding Company that either Party is required to report to any Governmental Authority.

10.7        Refunds. Caladrius shall be entitled to retain or, to the extent actually received by, credited to the account of, or otherwise available to Purchaser or any of its Affiliates (including, after the Closing Date, Company), receive prompt payment from Purchaser or any of its Affiliates of any refund or credit of Taxes for a Pre-Closing Tax Period of the Company and any interest received with respect to such refund or credit, in each case, only to the extent relating to the CLBS Units, and only to the extent such refund was not taken into account in calculating Net Working Equity. Caladrius shall promptly pay over to Purchaser any other refund or credit of Taxes it receives for any Tax Period of Company and any interest received with respect to such refund or credit. For the avoidance of doubt, the foregoing shall include any credit for, recovery or refund of any (i) value added, goods and services, or similar tax incurred by Company, and (ii) refund or credit arising by reason of a refund request or an amended Tax Return filed with respect to a Pre-Closing Tax Period, including any such Tax Returns filed after the Closing Date.

10.8        Withholding Taxes. Purchaser shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, such Taxes and other amounts as Purchaser is required to deduct and withhold with respect to any such deliveries and payments under any provision of applicable Law. Purchaser does not intend to deduct or withhold any such amounts from the payments it makes to Caladrius hereunder, provided, that Purchaser receives from Caladrius a properly executed and completed IRS Form W-9, as well as any other written evidence reasonably requested by Purchaser necessary to establish that Caladrius is exempt from withholding (including, for the avoidance of doubt, backup withholding). In the event that Purchaser reasonably and in good faith determines that it is required to deduct and withhold any such amounts, it shall notify Caladrius reasonably promptly after making such determination, and shall use its best efforts to assist Caladrius in avoiding any such withholding including by providing assistance to Caladrius in seeking any exemptions from such withholding. Taxes and other amounts so deducted and withheld by Purchaser shall be treated as having been paid to Caladrius for all purposes of this Agreement.

Article XI

TERMINATION AND ABANDONMENT

11.1        Basis for Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

(a)          by mutual written consent of Caladrius and Purchaser;

(b)          by either Caladrius or Purchaser:

(i)          if the Closing does not occur on or prior to the date that is ninety (90) days after the Effective Date (the “End Date”); provided, that if on such date, the conditions to Closing set forth in Section 3.2(g) and Section 3.3(e) have not been satisfied, but all other conditions to the Closing have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, are capable of being satisfied on such date), then either Party may extend the End Date to the date that is one hundred twenty (120) days after the Effective Date; provided, further, that if the Proxy Statement or any other document Caladrius files or has filed with the SEC becomes subject to review by the staff of the SEC after the Effective Date, then either Party may extend the End Date to the date that is one hundred twenty (120) days after the Effective Date; provided, further, that the right to terminate this Agreement or extend the End Date pursuant to this Section 11.1(b)(i) will not be available to any Party whose breach of any provision of this Agreement has been the cause of the failure to consummate the Closing by such time; or

(ii)         if (A) there is any Law that makes the consummation of the transactions hereunder illegal or otherwise prohibited or (B) any Governmental Authority having competent jurisdiction has issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting any material component of the transactions contemplated hereunder, and such Order or other action becomes final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(b)(ii) will not be available to any Party whose failure to fulfill or comply with any obligation or covenant under this Agreement has been the cause of, or resulted in, the issuance or enactment of such Law or Order; or

(c)          by Caladrius, if Purchaser breaches any of its representations, warranties or covenants contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 3.3 and (B) cannot be or has not been cured by the earlier of (i) the End Date and (ii) thirty (30) days after the giving of written notice to Purchaser of such breach; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(c) will not be available if Caladrius or Company is then in material breach of any of its respective representations, warranties or covenants contained in this Agreement;

(d)          by Purchaser, if Caladrius or Company breaches any of their respective representations and warranties or covenants contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 3.2 and (B) cannot be or has not been cured by the earlier of (i) the End Date and (ii) thirty (30) days after the giving of written notice to Caladrius or Company of such breach; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(d) will not be available if Purchaser is then in material breach of any of its representations, warranties or covenants contained in this Agreement; or

(e)          by Purchaser or Caladrius, following a Caladrius Adverse Recommendation Change, upon the earlier of (i) the date that is five (5) days prior to the End Date if the Caladrius Stockholder Approval has not been obtained by such date or (ii) immediately following the Stockholders’ Meeting if the Caladrius Stockholder Approval was not obtained at the Stockholders’ Meeting.

11.2         Notice of Termination; Return of Documents; Continuing Confidentiality Obligation. In the event of a termination of this Agreement by Caladrius or Purchaser pursuant to this Article XI, written notice thereof will be given to the other Party and the transactions contemplated by this Agreement and the Transaction Agreements will terminate, without further action by any Party. If the transactions contemplated by this Agreement and the Transaction Agreements are terminated as provided herein, (a) each Party will return to the other Party or destroy all documents and copies and other material received from such other Party and its Affiliates and its and their representatives relating to the transactions contemplated hereby and by the Transaction Agreements, whether so obtained before or after the execution hereof, and (b) the confidentiality obligations set forth in Article IX will continue in full force and effect.

11.3         Effect of Termination. If this Agreement is duly terminated and the transactions contemplated hereby are abandoned as described in this Article XI, this Agreement will become void and of no further force and effect, except for the confidentiality obligations set forth in Article IX, the provisions of Article XI, Article XII and the definitions set forth in Article I, except that nothing in this Article XI will be deemed to release any Party from any liability for any deliberate breach by such Party of the terms and provisions of this Agreement or to impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement that specifically survive such termination as set forth in the immediately preceding sentence. In the event that this Agreement is terminated:

(a)          by Caladrius pursuant to Section 11.1(c), the Initial Payment shall be retained by Caladrius as a break-up fee and Purchaser shall have no claim or right to any portion of the Initial Payment following such termination;

(b)          by Purchaser pursuant to Section 11.1(d), or by Purchaser or Caladrius pursuant to Section 11.1(e) or Section 11.1(b)(i) following a Caladrius Adverse Recommendation Change, Caladrius will cause the Initial Payment to be repaid to Purchaser and Caladrius will cause $5,000,000 to be paid to Purchaser within ninety (90) days after such termination, and if such payments are not made within such period, the Warrant shall be deemed exercised per its terms such that following such exercise, Purchaser shall own 32.22% of the membership units in Company in lieu of receiving the Initial Payment and such $5,000,000 and without paying any additional amount to Company or Caladrius, and upon such exercise neither Caladrius nor Company shall have any further obligation to Purchaser with respect to the Initial Payment or otherwise hereunder; provided, however, the obligations of Caladrius and Company set forth in Article VI shall remain in effect until the Initial Payment and such $5,000,000 is paid to Purchaser or until exercise of the Warrant pursuant to this Section 11.3(b); or

(c)          pursuant to Section 11.1(a) or Section 11.1(b) (other than a termination pursuant to Section 11.1(b)(i) following a Caladrius Adverse Recommendation Change), Caladrius will cause the Initial Payment to be repaid to Purchaser within ninety (90) days, and if such payment is not made within such period, the Warrant shall be deemed exercised per its terms such that following such exercise Purchaser shall own 26.06% of the membership units in Company in lieu of receiving such Initial Payment and without paying any additional amount to Company or Caladrius, and upon such exercise neither Caladrius nor Company shall have any further obligation to Purchaser with respect to the Initial Payment or otherwise hereunder; provided, however, the obligations of Caladrius and Company set forth in Article VI shall remain in effect until the Initial Payment is repaid to Purchaser or until exercise of the Warrant pursuant to this Section 11.3(c).

Article XII

GENERAL PROVISIONS

12.1        Amendment and Waiver. This Agreement may not be amended, supplemented, or otherwise modified except by a writing duly executed by the Parties. Any Party may, to the extent legally allowed, waive compliance with any of the agreements or conditions for its benefit contained herein or in any agreement, certificate, or document delivered pursuant hereto.

12.2        Binding Effect; Assignment. This Agreement is binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Except as otherwise provided herein, no Party may assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other Parties, except that Purchaser may assign this Agreement to any one of its Affiliates upon prior written notice to Company and Caladrius (but, notwithstanding any such assignment, Purchaser shall continue to be obligated to perform the provisions hereof relating to Purchaser).

12.3        Severability. The invalidity of any provision of this Agreement or portion of a provision does not affect the validity of any other provision of this Agreement or the remaining portion of the applicable provision.

12.4        Entire Agreement. This Agreement and the other Transaction Agreements constitute the full and entire agreement among the Parties with respect to the subject matter herein contained and supersede any and all prior Contracts, whether written or oral, that may exist among the Parties with respect to the subject matter herein contained.

12.5        Notice. All notices, requests, claims, demands, and other communications hereunder must be in writing and shall be deemed effectively given or made upon the earliest to occur of (i) actual receipt, (ii) delivery in person to the Party to be notified, or (iii) one Business Day after deposit with a nationally recognized courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at the following addresses (or at such other address for a Party as specified in a notice given in accordance with this Section):

To Purchaser:

Hitachi Chemical Co. America, Ltd.
2150 North First Street Suite #350
San Jose, CA 95131
Attn.: Chief Financial Officer

with a copy to:

Hitachi Chemical Co., Ltd.
9-2, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-6606, Japan
Attn.: Division Manager of Legal Division

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, CA 94104
Attention: Ralph M. Pais, Esq. and Sam Angus, Esq.

Nagashima Ohno & Tsunematsu
JP Tower, 2-7-2, Marunouchi,
Chiyoda-ku, Tokyo 100-7036, Japan
Attention: Soichiro Fujiwara, Esq.

To Caladrius:

Caladrius Biosciences, Inc.
106 Allen Road, Fourth Floor
Basking Ridge, New Jersey 07920
Attn.: Chief Executive Officer and General Counsel

with a copy (which shall not constitute notice) to:

Neil A. Torpey, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

To Company:

PCT, LLC, a Caladrius Company
c/o Caladrius Biosciences, Inc.
420 Lexington Ave, Suite 350
New York, New York 10170
Attn.: President and General Counsel

with a copy (which shall not constitute notice) to:

Neil A. Torpey, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

12.6        Governing Law; Waiver of Jury Trial.

(a)          This Agreement is governed by and construed in accordance with the laws of Delaware, without regard to the conflict of law principles of Delaware or any other jurisdiction.

(b)          SUBJECT TO AND WITHOUT WAIVING THE PROVISIONS OF SECTION 12.7, EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY IN CONNECTION WITH OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY COURT (EXCEPT AS PROVIDED IN SECTION 12.7(C)) OR JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.6(b).

12.7        Dispute Resolution.

(a)          Good Faith Discussions. Except as provided in Section 2.5, Section 7.3, and Article VIII, in the event of any dispute that arises in connection with this Agreement, the Parties shall attempt, in fair dealing and in good faith, to settle such dispute through mutual discussions within a period of sixty (60) days. During this period, the Parties agree that they will not pursue, or cause or knowingly permit the prosecution of, in any court, agency, or tribunal (including any arbitration proceeding pursuant to Section 12.7(b)), any claim or action of any kind related to a dispute in connection with the Agreement. If the Parties are not able to reach an amicable settlement within such time period, then either Party may, by written notification to the other Party or Parties, require that the dispute be submitted for resolution pursuant to the provisions of Section 12.7(b).

(b)          Arbitration. All disputes in connection with this Agreement that are not settled pursuant to Sections 2.5, 7.3, or 12.7(a), including any question regarding the existence, validity, or termination or any subsequent amendment of this Agreement, shall be finally resolved in accordance with the Arbitration Rules of the International Chamber of Commerce

(the “ICC Rules”). The seat of the arbitration shall be New York, New York. The number of arbitrators shall be three. Each party shall select one arbitrator, and the two arbitrators shall select the third, who shall serve as the chair of the tribunal. The language of the arbitration shall be English. Any Party may, at its own expense, provide for translation of any documents submitted in the arbitration or translation or interpretation of any testimony taken at any hearing before the arbitral tribunal. Judgment on any award may be entered in any court having jurisdiction thereof.

(c)          Provisional Relief. The arbitral tribunal shall have the authority to award interim, injunctive, conservatory, or provisional measures of protection or relief (“Provisional Relief”). Prior to the constitution of the arbitral tribunal, a Party seeking Provisional Relief shall seek relief exclusively from (1) an Emergency Arbitrator under the ICC Rules or (2) the courts of the State of New York in the borough of Manhattan and from no other court. The Parties unconditionally and irrevocably consent to the exclusive jurisdiction of (1) the Emergency Arbitrator or (2) the United States District Court for the Southern District of New York (the “Specified Court”) in any action, suit or proceeding with respect to the enforcement of the arbitration agreement or for Provisional Relief prior to the constitution of the arbitral tribunal. The Parties expressly waive any objection, and they agree not to plead or claim, that (i) the Specified Court does not possess personal jurisdiction over the Parties, (ii) any such action or proceeding has been brought in an inconvenient forum, or (iii) an injunction or other judicial order (interlocutory or final) should be issued that would have the effect (directly or indirectly) of restraining or impeding the maintenance or prosecution by either Party of the arbitration.

(d)          Tolling. All applicable statutes of limitation are to be tolled while the procedures specified in this Section 12.7 are pending. The Parties shall take such action, if any, required to effectuate such tolling.

(e)          Resolution by Accountant. In the event of a dispute under Sections 2.5 or 7.3 of this Agreement, such dispute shall be exclusively resolved by a sole Accountant. The Accountant shall be selected by the agreement of the Parties, and failing such agreement, in accordance with the Rules for the Appointment of Experts and Neutrals of the International Chamber of Commerce. To the extent not otherwise agreed upon by the Parties or provided for in Sections 2.5 or 7.3 of this Agreement, the proceedings shall be conducted in accordance with the Rules for the Administration of Expert Proceedings of the International Chamber of Commerce (the “Accountant Proceedings”). The place of the Accountant Proceedings shall be New York, New York. All decisions of the Accountant shall be final and binding on the Parties (without appeal or review) and the Accountant’s decision shall be enforceable in any court of competent jurisdiction as an arbitration award.

12.8        Counterparts. This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and all such counterparts constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g.,

www.docusign.com), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.9        Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any Party is entitled at Law or in equity. Each Party further agrees that no other Party or any other Person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.9, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

12.10      Expenses and Fees. All fees and expenses of Purchaser in connection with the transactions contemplated by the Transaction Agreements will be paid by Purchaser. All fees and expenses of Company and Caladrius in connection with the transactions contemplated by the Transaction Agreements, including broker’s or finder’s fees, shall be paid by Caladrius.

12.11      Attorneys’ Fees. Except as otherwise provided herein, if any legal action is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

12.12      Language; Currency. This Agreement is made in the English language, which is the controlling language hereof, and any translation of this Agreement into a language other than English has no validity or effect in construing the terms and conditions hereof or the rights and obligations of the Parties hereunder. All currency amounts referred to in this Agreement are in U.S. Dollars unless otherwise expressly provided.

12.13      Headings. The section headings contained in this Agreement are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement.

12.14      Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party, upon any breach or default of any other Party, impairs any such right, power, or remedy of such non-breaching or non-defaulting Party nor may it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor may any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and is effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, are cumulative and not alternative.

12.15      Company Name. Within ten (10) days after the Closing, Purchaser and Company shall have changed the name of Company to eliminate any reference to Caladrius or any derivation thereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on the Effective Date.

COMPANY:

PCT, LLC, A CALADRIUS COMPANY, a
Delaware limited liability company

By:	/s/ Joseph Talamo
Name: Joseph Talamo
Title: Manager

CALADRIUS:

CALADRIUS BIOSCIENCES, INC., a Delaware corporation

By:	/s/ David J. Mazzo
Name: David J. Mazzo
Title: Chief Executive Officer

PURCHASER:

HITACHI CHEMICAL CO. AMERICA, LTD., a
New York corporation

By:	/s/ Toshinari Itakura
Name: Toshinari Itakura
Title: Chief Executive Officer

Schedule 4.1

Representations and Warranties Concerning Caladrius

(a)          Organization. Caladrius is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. There is no pending or, to Caladrius’s Knowledge, threatened Proceeding for the dissolution, liquidation, insolvency or rehabilitation of Caladrius, whether voluntary or involuntary.

(b)          Authorization of Transaction. Caladrius has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The Transaction Agreements, when executed and delivered by Caladrius, will constitute the valid and legally binding obligation of Caladrius, enforceable in accordance with their respective terms. Caladrius is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement, other than filings required by the rules of the U.S. Securities and Exchange Commission (the “SEC”). All corporate action required to be taken by Caladrius’s directors, stockholders, and officers necessary for the execution, delivery, and performance of the Transaction Agreements, and the sale of the Units, has been taken or will be taken prior to the Closing. The Caladrius Board, by resolutions duly adopted (and not thereafter modified or rescinded other than pursuant to a Caladrius Adverse Recommendation Change) by the unanimous vote of the Caladrius Board, has (i) declared that this Agreement and the transactions contemplated thereby, including the sale of the CLBS Units to Purchaser and the issuance of the Warrant to Purchaser, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Caladrius and its stockholders, (ii) approved this Agreement in accordance with the provisions of Delaware Law and (iii) directed that the adoption of the Authorizing Resolution be submitted to the stockholders of Caladrius for consideration and recommended that all of the Caladrius stockholders adopt this Agreement and the Authorizing Resolution. The affirmative vote of the holders of a majority of the outstanding shares of Caladrius Common Stock is the only vote of the stockholders of Caladrius necessary to adopt this Agreement and approve the consummation of the transactions contemplated by this Agreement (including the issuance of the Warrant) under applicable Law and the certificate of incorporation and the bylaws of Caladrius, each as in effect at the time of such adoption and approval. Prior to the execution of the Stockholder Support Agreements, the Caladrius Board approved the Stockholder Support Agreements and the transactions contemplated thereby.

(c)          Title to CLBS Units. Caladrius has good and valid title to the CLBS Units, free and clear of all Liens, and upon delivery of the CLBS Units pursuant to this Agreement, good and valid title to the CLBS Units, free and clear of all Liens, will pass to Purchaser.

(d)          Non-contravention. Neither the execution and the delivery of the Transaction Agreements, nor the consummation of the transactions contemplated thereby, will (i) violate any Law or Order or other restriction of any Governmental Authority to which Caladrius is subject or any provision of its articles of incorporation, bylaws, or other governing documents or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated by the Transaction Agreements or to exercise any remedy, obtain any relief under, or revoke or otherwise modify any rights held under, any such Law or Order; (ii) conflict with, result in a breach of, constitute a default under, result in the termination, cancellation, modification, or acceleration of, create in any Person the right to accelerate, terminate, modify, or cancel any obligation or loss of any benefit under, or require any notice, consent, waiver, or approval under, any Contract to which Caladrius is a party, a beneficiary, or by which it is bound or to which any of its assets is subject; or (iii) result in, or constitute an event that results in, the creation of a Lien.

(e)          Brokers. No financial advisor, broker, or finder is entitled to any broker’s, finder’s, investment banking, or similar fees, commissions, or expenses in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Caladrius or Company, other than those that will be paid solely by Caladrius.

(f)           Intellectual Property.

(i)          Caladrius does not own, control, purport to own or purport to control any Intellectual Property or Intellectual Property Rights that are necessary for the operation of the Business nor are any such Intellectual Property or Intellectual Property Rights registered in the name of Caladrius. No Caladrius employee, consultant, independent contractor or officer has contributed to the development or creation of any Intellectual Property or Intellectual Property Rights necessary for or used in the Business without having entered into written proprietary information and invention assignment agreements assigning all right, title and interest in any such Intellectual Property or Intellectual Property Rights to the Company.

(ii)         Except as set forth in the CLBS03 Contract and that certain Services Agreement dated November 17, 2016 between Caladrius and Company, Caladrius does not have any rights in, including rights to use, any Company Owned IP.

(g)          Employee Matters. Caladrius hereby makes the same representations and warranties to Purchaser as Company makes under Schedule 4.2(n) and 4.2(o); it being understood that any references to Company in those specified subsections shall for purposes of this Schedule 4.1(g) apply as if such references were to Caladrius and its Subsidiaries. Notwithstanding the foregoing in this Schedule 4.1(g), no representations are hereby made with respect to contracts, plans, arrangements, programs, or policies, except to the extent that those contracts, plans, arrangements, programs, or policies implicate Relevant Service Providers. “Relevant Service Providers” include all (i) employees of Company or its Subsidiaries, (ii) consultants and independent contractors who have agreements in effect with the Company or its Subsidiaries, (iii) former employees or consultants who are or were related to the Business and whose arrangements could give rise to successor Liability to Purchaser under any Contract or applicable Law and (iv) Transferred Employees. There are no existing Liabilities (contingent or otherwise) relating to actions or inactions of the Company, Caladrius, their ERISA Affiliates, or their agents that could be imputed to Purchaser by virtue of successor liability principles under Tax Law, ERISA, or employment or labor laws, including, for the avoidance of doubt, any Liabilities or obligations under any Employee Benefit Plan or similar arrangement, sponsored by Company, Caladrius, or any ERISA Affiliate thereof.

Schedule 4.2

Representations and Warranties Concerning Company

For purposes of these representations and warranties in this Schedule 4.2 (other than those in Schedule 4.2(c), (e), and (k)), the term “Company” shall include each Subsidiary of Company, unless otherwise noted herein.

(a)          Organization and Good Standing. Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full power and authority to conduct the Business as it is now being conducted and as proposed to be conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the Material Contracts. Company is duly qualified to do business as a foreign entity and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification. Company has delivered to Purchaser a copy of Company’s certificate of formation and operating agreement, in effect as of the Effective Date and as of the Closing Date.

(b)          Compliance with Other Instruments. Company is not in violation or default (i) of any provisions of its certificate of formation or operating agreement, (ii) of any Order, (iii) under any note, indenture, or mortgage, or (iv) under any Contract to which it is a party or by which it is bound that is required to be listed in the Disclosure Schedule.

(c)          Authorization of Transaction. Company has full power and authority to execute and deliver this Agreement and the other Transaction Agreements and to perform its obligations thereunder. The Transaction Agreements, when executed and delivered by Company, will constitute the valid and legally binding obligation of Company, enforceable in accordance with their respective terms. All limited liability company action required to be taken by Company’s members, managers, and officers necessary for the execution, delivery, and performance of the Transaction Agreements, has been taken or will be taken prior to the Closing.

(d)          Non-contravention. Neither the execution and the delivery of the Transaction Agreements, nor the consummation of the transactions contemplated thereby, will, alone or in combination with any other event, (i) violate any Law or Order or other restriction of any Governmental Authority to which Company is subject or any provision of its certificate of formation or other governing documents or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated by the Transaction Agreements or to exercise any remedy, obtain any relief under, or revoke or otherwise modify any rights held under, any such Law or Order; (ii) conflict with, result in a breach of, constitute a default under, result in the termination, cancellation, modification, or acceleration of, create in any Person the right to accelerate, terminate, modify, or cancel any obligation or loss of any benefit under, result in the rights of any third party being triggered or becoming exercisable, or require any notice, consent, waiver, or approval under, or cause any other consequence, result or effect to arise under, any Contract to which Company is a party, a beneficiary, or by which it is bound or to which any of its assets is subject; or (iii) result in, or constitute an event that results in, the creation of a Lien.

(e)          Capitalization.

(i)          Immediately prior to the Closing, Caladrius owns of record 80.1% of the Equity Interests in Company, free of all Liens except those Liens disclosed on Schedule 4.2(e)(i). All of such Equity Interests in Company outstanding immediately prior to the Closing have been duly authorized, and are validly issued, fully-paid and non-assessable. Other than Purchaser, which purchased 19.9% of the Equity Interests in Company in connection with the transactions contemplated in the Prior Agreement, there are no, and there have not been any, other owners of Equity Interests in Company.

(ii)         Except as contemplated by this Agreement and the Operating Agreement, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, or other Contracts or rights that could require Company to issue, sell, or otherwise cause to become outstanding any other Equity Interests in Company (collectively, “Derivative Securities”).

(iii)        On the Closing Date, the CLBS Units sold to Purchaser will be duly authorized, validly issued, fully paid, and free of Liens (except as disclosed on Schedule 4.2(e)(iii) and except as expressly set forth in the Operating Agreement). The CLBS Units will not, at Closing, be the subject of any option to purchase, right of first refusal, or other Contract creating any rights whatsoever in the CLBS Units in any Person other than Purchaser, nor are there any statutory or contractual preemptive rights or rights of first refusal or other similar restrictions with respect to the purchase and sale of the CLBS Units hereunder, except, in each case, as expressly set forth in the Operating Agreement.

(iv)        Schedule 4.2(e)(iv) of the Disclosure Schedule sets forth all of the authorized and outstanding Equity Interests and Derivative Securities of Company as of the moment immediately following the Closing. The rights, preferences, privileges, and restrictions of each of the Equity Interests and Derivative Securities in Company are as stated in the Operating Agreement. Except as expressly set forth in the Operating Agreement, there are no agreements or understandings with respect to the voting, transfer, issuance, sale, redemption, transfer, or other disposition of the Equity Interests or Derivative Securities in Company.

(f)           Financial Statements.

(i)          Company has delivered to Purchaser:

(1)         The financial information required to be provided to Purchaser pursuant to Section 9.2 of the Operating Agreement.

(2)         the balance sheets of Company as of December 31, 2015, December 31, 2014 and December 31, 2013 and the related statements of operations, statements of invested capital, and statement of cash flows for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013. Such financial statements and notes fairly present the financial condition and the results of operations, changes in member capital accounts, and cash flows of Company as of the respective dates of and for the periods referred to in such financial statements, all in accordance with generally accepted accounting principles (“GAAP”). The financial statements referred to in this Schedule 4.2(f)(i)(1) and (2) (the “Financial Statements”) reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. Except as set forth in the Financial Statements, Company has no liabilities or obligations of any nature, contingent or otherwise, other than (y) liabilities incurred in the ordinary course of business consistent with past practice subsequent to the Balance Sheet Date that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and (z) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, that, in all such cases, individually and in the aggregate would not have a Material Adverse Change. Except for Liabilities reflected in the Financial Statements, Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by Company. All reserves that are set forth in or reflected in the Balance Sheet have been established in accordance with GAAP consistently applied. Company has no Company Transaction Expenses other than the Closing Date Transaction Expenses.

(ii)         An unaudited balance sheet as of December 31, 2016 (the “Balance Sheet Date”) and the related unaudited statements of operations, statements of invested capital and statements of cash flows for the 12-month period ended December 31, 2016 will be included in the Proxy Statement.

(iii)        Company maintains and will continue to maintain through the Closing a standard system of accounting established and administered in accordance with GAAP. None of Caladrius, the Company, the Company’s independent auditors and, to the Knowledge of the Company, any current or former employee, consultant or director of the Company or Caladrius, has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants or directors of Company or Caladrius who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. None of the Company and, to the Knowledge of the Company, any Representative of the Company has received or otherwise had or obtained actual knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements.

(iv)        Schedule 4.2(f)(iv) of the Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(g)          Governmental Consents and Filings. Company is not required to give any notice to, make any filing, or obtain any registration, qualification, or declaration with, or obtain any authorization, consent, Order, or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement. Under the circumstances contemplated by this Agreement, the offer, issuance, sale, and delivery of the CLBS Units (i) will not, under current Law, require compliance with the prospectus delivery or registration requirements in the Act, and (ii) will be issued in compliance with all applicable federal and state securities Laws. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Act (a “Disqualification Event”) is applicable to Company or, to the Knowledge of Caladrius or Company, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii – iv) or (d)(3), is applicable.

(h)          Books and Records. The Operating Agreement and certificate of formation of Company are in the form provided to Purchaser. The books of account, minute books, and other records of meetings and written consents of the members of Company, records regarding the transfers of Equity Interests, records showing the Equity Interests of Company and other records of Company, all of which have been disclosed and provided to Purchaser, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minutes books of the Caladrius Board contains accurate and complete records of all meetings held of, and action taken by, the Caladrius Board that relate to the Company (the “Company-Related Caladrius Minutes”), and, since the Prior Closing, no such meeting of the Caladrius Board has been held for which minutes have not been prepared. Company has delivered to Purchaser copies of all of the Company-Related Caladrius Minutes and has redacted only those portions of such minutes that (i) relate to matters other than the Company or (ii) contain confidential information relating to (a) the acquisition of, or investments in, Caladrius and (b) potential strategic relationships with Caladrius.

(i)           Title to Properties; Liens. Schedule 4.2(i) of the Disclosure Schedule contains a complete and accurate list of all real property, leaseholds, and other interests therein owned or leased by Company. Company has delivered to Purchaser copies of the deeds and other instruments (as recorded) by which Company acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of Caladrius or Company and relating to such property or interests. Company owns (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) it purports to own as reflected as owned in the books and records of Company, including all of the properties and assets reflected on the Company’s balance sheet as of the Balance Sheet Date (the “Balance Sheet”), and all of the properties and assets purchased or otherwise acquired by Company since the Balance Sheet Date (except for personal property acquired and sold since the Balance Sheet Date in the ordinary course of business and consistent with past practice), which subsequently purchased or acquired properties and assets (other than inventory and short-term investments) are listed in Schedule 4.2(i) of the Disclosure Schedule. All properties and assets that Company owns are free of all Liens and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (i) mortgages or security interests shown on the Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists; (ii) Liens that arise in the ordinary course of business that do not materially impair Company’s ownership or use of such properties or assets; and (iii) Liens for current Taxes not yet due. All buildings, plants, and structures owned by Company lie wholly within the boundaries of the real property owned by Company and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person. With respect to the properties and assets it leases, Company is in compliance with such leases and holds a valid leasehold interest free of any Liens other than those of the lessors of such property or assets.

(j)           Condition and Sufficiency of Assets. The buildings, plants, structures, and equipment leased or owned by the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, and equipment leased or owned by the Company are sufficient for the continued conduct of the business of Company after the Closing in substantially the same manner as conducted prior to the Closing and as proposed to be conducted without the need for Purchaser to acquire or license any other asset, property or Intellectual Property or the breach or violation of any Contract.

(k)          Accounts Receivable. All accounts receivable of Company that are reflected on the Balance Sheet or the accounting records of Company as of the Closing Date (collectively, the “Accounts Receivable”) represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business consistent with past practice. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Balance Sheet or the accounting records of Company as of the Closing Date (which reserves are adequate and prepared in accordance with GAAP calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the Accounts Receivable as of the Closing Date than the reserve reflected in the Balance Sheet represented of the Accounts Receivable reflected therein and will not represent a Material Adverse Change in the composition of such Accounts Receivable in terms of aging). Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within ninety (90) days after the date on which it first becomes due and payable. There is no contest, claim, or right of set-off, other than returns in the ordinary course of business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. Schedule 4.2(k) of the Disclosure Schedule contains a complete and accurate list of all Accounts Receivable as of the date of the Balance Sheet, which list sets forth the aging of such Accounts Receivable. None of the Accounts Receivable is contingent upon the performance by Company of any material obligation or Contract, and no Contract for material deduction or material discount has been made with respect to any of such Accounts Receivable. No Person has any encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable.

(l)           Inventory. All inventory of Company, whether or not reflected in the Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Balance Sheet or on the accounting records of Company as of the Closing Date, as the case may be. All inventories are valued at the lower of cost or net realizable value.

(m)          No Undisclosed Liabilities. Company has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Balance Sheet and current liabilities incurred in the ordinary course of business consistent with past practice since the respective dates thereof.

(n)          Taxes.

(i)          Company has timely filed or caused to be timely filed all material Tax Returns that are or were required to be filed by or with respect to it pursuant to applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with applicable law. There is no extension of time in effect to file any Tax Return of Company which has not yet been filed. Company has delivered to Purchaser correct and complete copies of all such Tax Returns relating to income or franchise Taxes, as well as all other material Tax Returns, filed since January 1, 2012. Company has timely paid, or made provision for the payment of, all Taxes (whether or not shown on any Tax Return) that have or may have become due, except such Taxes, if any, as are listed in Schedule 4.2(n) of the Disclosure Schedule and are being contested in good faith and as to which adequate reserves have been specifically provided in the Balance Sheet in accordance with GAAP.

(ii)         Through the VDR, Company has provided Purchaser with access to all Tax Returns relating to Company’s business (other than, for clarity, any Tax Returns of Caladrius) filed since January 1, 2012 that have been audited or are currently being audited. Schedule 4.2(n) of the Disclosure Schedule provides a description of any such audits, including the major issues examined and their ultimate disposition by the relevant Taxing Authority. All deficiencies proposed as a result of such audits have been paid, reserved against, settled, or, as described in Schedule 4.2(n) of the Disclosure Schedule, are being contested in good faith by appropriate Proceedings. Company has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations any Tax Return of Company or relating to the payment of Taxes of Company or for which Company may be liable.

(iii)        There is no material dispute or claim concerning any Taxes of Company either (x) claimed or raised by any Governmental Authority in writing or (y) as to which Caladrius or Company has Knowledge.

(iv)        The unpaid Taxes of Company do not exceed by any material amount the charges, accruals, and reserves with respect to Taxes on the Balance Sheet and will not exceed by any material amount such charges, accruals and reserves as adjusted for operations and transactions entered into in the ordinary course of business through the Closing Date. The Company has no Liability for Taxes for any period or portion of a period prior to the Closing Date that has not been included in the Balance Sheet.

(v)         All Taxes that Company is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been timely paid to the proper Governmental Authority.

(vi)        There are no Liens for Taxes upon any property of Company except for Liens for current Taxes not yet due and payable.

(vii)       [Intentionally omitted].

(viii)      [Intentionally omitted].

(ix)         [Intentionally omitted].

(x)          At all times from its organization until March 11, 2016, Company has been treated as a disregarded entity or a partnership for U.S. federal income tax purposes. At all times since March 11, 2016, Company has been treated as a partnership for U.S. federal income tax purposes. No election has ever been made by or on behalf of Company pursuant to Section 301.7701-3 of the Treasury Regulations to treat Company as a corporation for U.S. federal tax purposes. At all times since their organization, each Subsidiary of Company has been treated as a disregarded entity for U.S. federal income Tax purposes. No election has ever been made by or on behalf of any Subsidiary of Company pursuant to Section 301.7701-3 of the Treasury Regulations to treat such Subsidiary as a corporation for U.S. federal Tax purposes.

(xi)         [Intentionally omitted].

(xii)        Company is not liable for any Taxes of any Person (other than Company) as a result of (i) a Tax sharing, Tax indemnity or Tax allocation agreement or any similar agreement to indemnify such Person other than commercial contracts entered into with third parties in the ordinary course of business not primarily related to taxes or (ii) being a transferee or successor of such Person.

(xiii)       Company will not be required to include income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date or (iii) prepaid amount received or accrued on or prior to the Closing Date.

(xiv)      Company is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(o)          Employee Benefits.

(i)          Each ERISA Group Company and each Employee Benefit Plan is in compliance, in all material respects, with applicable Laws and Contracts relating to labor, employment and fair employment practices.

(ii)         Except as could not reasonably be expected to cause Company or any of its Subsidiaries to incur material liability, each ERISA Group Company has timely paid to all employees all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and has timely paid to all natural person independent contractors and consultants all remuneration due to or on behalf of such independent contractors or consultants. To the Knowledge of Company, there is no pending claim with respect to payment of material wages, salary or overtime pay with respect to any Relevant Service Provider.

(iii)        There are no pending claims under any Company Benefit Arrangement, other than claims for benefits submitted in the ordinary course of business.

(iv)        Company and its Subsidiaries have complied in all material respects with all employment verification requirements required by applicable Law, including without limitation completion of Forms I-9.

(v)         Each Relevant Service Provider was properly classified in all material respects as either an employee or independent contractor and as exempt or non-exempt for overtime purposes. None of the ERISA Group Companies is a party to or bound by, has not within the last three (3) years been a party to or bound by, and is not reasonably expecting to be a party or bound by (and no similar such demand for recognition or certification has been made), any labor agreement or collective bargaining agreement, or works council.

(1)         Schedule 4.2(o)(v)(1) of the Disclosure Schedule lists each material Company Benefit Arrangement. The term “Company Benefit Arrangement” shall mean: an “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, agreement or arrangement which provides any compensation (excluding base salary, wages and overtime) or benefits (including any equity arrangements) to any Relevant

Service Provider to which Company or any of its Subsidiaries has any Liability or obligation. Each Company Benefit Arrangement maintained by Caladrius, or any ERISA Affiliate of Caladrius other than the Company that would be Company Benefit Arrangements if maintained, sponsored, contributed to, or otherwise supported by those entities but are not Company Benefit Arrangements will be referred to as “Affiliate Plans” (collectively, with each Company Benefit Arrangement, the “Employee Benefit Plans”). Following the Closing, neither Purchaser, nor Company will incur any obligation or Liability, whether contingent or otherwise, with respect to any Affiliate Plan.

(2)         Except for any 401(k) loans, there are no outstanding loans to any Relevant Service Provider under or pursuant to any Company Benefit Arrangement.

(3)         Company has made available to Purchaser and its legal counsel a complete and correct copy of each Company Benefit Arrangement.

(4)         No Proceeding is pending or has been brought, or to the Knowledge of Caladrius or Company or any ERISA Group Company, is threatened against or with respect to any Company Benefit Arrangement, or the assets, fiduciaries or administrators thereof.

(5)         No Company Benefit Arrangement or Affiliate Plan with respect to which Company has had or has any Liability (other than, as the case may be, life insurance arrangements providing benefits for individuals who die while actively employed with Company) provides post-termination or retiree life or health insurance benefits to any Person for any reason, except as may be required by COBRA or other applicable Law.

(vi)        None of the ERISA Group Companies has sponsored, contributed to, or participated in, any arrangement which constitutes, or has since the enactment of ERISA, constituted, (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “funded welfare plan” within the meaning of Code Section 419, (iii) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(vii)       To the Knowledge of Caladrius or Company, no Relevant Service Provider is in material violation of (i) any Contract with the Company or (ii) any restrictive covenant relating to the right of any such Person to be employed by or render services to Company or to use trade secrets or proprietary information of others.

(viii)      No Relevant Service Provider is a party to any Contract or arrangement (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of any transactions contemplated by this Agreement (either alone or in combination with any subsequent transaction), (B) providing any guaranteed term of employment or outstanding and unfulfilled compensation guarantee or (C) or Contract or arrangement with any ERISA Group Company, any of the benefits of which shall be increased, or the vesting or payment or provision of benefits of which shall be accelerated, as the case may be, upon the occurrence of any transactions contemplated by this Agreement (either alone or in combination with any subsequent transaction).

(ix)        Schedule 4.2(o)(ix) of the Disclosure Schedule lists any arrangement that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code for benefit of a Relevant Service Provider to which any ERISA Group Company is a party. Each such arrangement is, and been in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder. No Relevant Service Provider has any right against Company to be grossed up for or reimbursed for any tax or interest imposed under Section 409A of the Code. No Relevant Service Provider is a party to a Contract or arrangement to gross up any Tax that may be levied under Section 409A of the Code.

(x)         Each nonqualified deferred compensation plan by Company has been operated and maintained in operational and documentary compliance with Section 457A of the Code and applicable guidance thereunder to the extent applicable to any Relevant Service Provider. The Company is not a party to, or otherwise obligated under, any arrangement or contractual obligation with a Relevant Service Provider that provides for the gross-up of any tax that might be imposed due to application of Section 409A(a) or Section 4999 of the Code.

(xi)        No payment pursuant to this Agreement will result in compensation or other income to any Relevant Service Provider with respect to which Purchaser or any ERISA Affiliate of the Company would be required to deduct or withhold any Taxes.

(xii)       There are no existing Liabilities (contingent or otherwise) relating to actions or inactions of the Company, Caladrius, their ERISA Affiliates, or their agents that could be imputed to Purchaser by virtue of successor liability principles under Tax Law, ERISA, or employment or labor laws, including, for the avoidance of doubt, any Liabilities or obligations under any Employee Benefit Plan or similar arrangement, sponsored by Company, Caladrius, or any ERISA Affiliate thereof.

(p)          Compliance with Law; Governmental Authorizations.

(i)          Company is, and at all times since its formation has been, in material compliance with all Laws that are or were applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets.

(ii)         No event has occurred or circumstance exists that (with or without notice or lapse of time) (1) may constitute or result in a violation by Company of, or a failure on the part of Company to comply with, any Law or (2) may give rise to any obligation on the part of Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(iii)        Company has not received, at any time since its formation, any notice or other communication (whether oral or written) from any Governmental Authority or any other

Person regarding (1) any actual, alleged, possible, or potential violation of, or failure to comply with, any Law, or (2) any actual, alleged, possible, or potential obligation on the part of Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(iv)        Schedule 4.2(p)(iv) of the Disclosure Schedule contains a complete and accurate list of each material Governmental Authorization that is held by Company or that otherwise relates to, or is necessary for, the business of, and any of the assets owned or used by, Company. Each Governmental Authorization listed or required to be listed in Schedule 4.2(p)(iv) of the Disclosure Schedule is valid and in full force and effect.

(v)         Company is, and at all times since its formation has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 4.2(p)(iv) of the Disclosure Schedule.

(vi)        No event has occurred or circumstance exists that may (with or without notice or lapse of time) (1) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Schedule 4.2(p)(iv) of the Disclosure Schedule, or (2) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Schedule 4.2(p)(iv) of the Disclosure Schedule.

(vii)      Company has not received, at any time since its formation, any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (1) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization.

(viii)      All applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Schedule 4.2(p)(iv) of the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authority.

(ix)        The Governmental Authorizations listed in Schedule 4.2(p)(iv) of the Disclosure Schedule collectively constitute all of the material Governmental Authorizations necessary to permit Company to lawfully conduct and operate its businesses in the manner it currently conducts and operates such businesses and to permit Company to own and use its assets in the manner in which it currently owns and uses such assets. None of the Governmental Authorizations listed in Schedule 4.2(p)(iv) of the Disclosure Schedule will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by the Transaction Agreements.

(q)          Legal Proceedings; Orders.

(i)          Except as set forth in Schedule 4.2(q), there is no pending Proceeding that has been commenced, and to the Knowledge of Caladrius and Company, no such Proceeding has been threatened (a) against Company or any of its assets or properties, (b) against any member (but only to the extent it relates to Company), manager, officer, or Key Employee, (c) that otherwise relates to or may affect the business of, or any of the assets owned or used by, Company, or (d) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated under this Agreement or the other Transaction Agreements. To the Knowledge of Caladrius and Company, no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. There is no Proceeding by Company or that Company intends to initiate and there is no Proceeding by Caladrius or that Caladrius intends to initiate related to Company. The foregoing includes, without limitation, Proceedings pending or threatened in writing (or any basis therefor known to Company or Caladrius) involving the prior employment of any of Company’s employees, their services provided in connection with Company’s business, any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

(ii)         There is no Order to which Company, or any of the assets owned or used by Company, is subject.

(iii)        To the Knowledge of Caladrius and Company, no officer, manager, agent, or employee of Company is subject to any Order that prohibits or restricts such Person from engaging in or continuing any conduct, activity, or practice relating to the Business.

(r)           Absence of Certain Changes and Events. Since the Balance Sheet Date, Company has conducted its business only in the ordinary course of business consistent with past practice and there has not been any:

(i)          transfer or change of record or beneficial ownership by any member of its interest or any other Equity Interest in Company, issuance of any Equity Interest in Company or grant of any option, right, or Derivative Security to purchase any Equity Interest in Company, admission or agreement to admit any new member to Company, grant of any purchase, redemption, retirement, or other acquisition by Company of any Equity Interest in Company, or any declaration, setting aside, payment of, agreement to pay, or other distribution in respect of any Equity Interest in Company;

(ii)         amendment to the certificate of formation or operating agreement of Company;

(iii)        payment or increase by Company of any bonuses, salaries, or other compensation to any member, manager, officer or (except in the ordinary course of business consistent with past practice) employee of Company or entry into any employment, severance, or similar Contract with any such Person;

(iv)        adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other Employee Benefit Plan for or with any employees of Company;

(v)         damage to or destruction or loss of any asset or property of Company, whether or not covered by insurance, that would have a Material Adverse Change;

(vi)        any capital investment in, or any loan to, any other Person;

(vii)       any material non-budgeted capital expenditure by the Company;

(viii)     entry into, termination of, receipt of notice of termination of, or any material change to, any Material Contract;

(ix)         sale (other than sales of inventory in the ordinary course of business), lease, or other disposition of any asset or property of Company or mortgage, pledge, or imposition of any other Lien on any material asset or property of Company, including the sale, license, lease, or other disposition of any of the Intellectual Property or Intellectual Property Rights of Company;

(x)         cancellation, waiver, or compromise of any claims or rights with a value to Company in excess of $100,000;

(xi)        material change in the accounting methods used by Company;

(xii)       material change in the Company’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(xiii)      change in the assets, liabilities, financial condition, or operating results of Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Change;

(xiv)      incurrence, assumption or guarantee of any Indebtedness;

(xv)       Material Adverse Change with respect to the Company;

(xvi)      imposition of any Lien upon any assets, tangible or intangible, of the Company;

(xvii)     any satisfaction or discharge of any Lien or payment of any obligation by Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Change;

(xviii)    any resignation or termination of any member, manager, officer, or Key Employee of Company;

(xix)       any loans or guaranties made by Company to or for the benefit of its employees, members, managers, officers, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(xx)        receipt of notice that there has been a loss of, or material order cancellation by, any major customer of Company;

(xxi)      to Caladrius’s and Company’s knowledge, any other event or condition of any character that could reasonably be expected to result in a Material Adverse Change; or

(xxii)     Contract, whether oral or written, by Company to do any of the foregoing.

(s)          Material Contracts. Schedule 4.2(s) of the Disclosure Schedule contains a complete and accurate list of all of the following existing Contracts to which Company is a party or to which Company or any of its assets is subject (the “Material Contracts”):

(i)          any Contract (or group of related Contracts) for the lease of personal property to or from any Person providing for lease payments in excess of $100,000 per annum;

(ii)         any Contract (or group of related Contracts) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year or involve consideration in excess of $100,000;

(iii)        any Contract concerning a partnership or joint venture;

(iv)        any Contract (or group of related Contracts) under which Company has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $50,000 or under which Company has imposed a Lien on any of its assets, tangible or intangible;

(v)         any Contract limiting the freedom of Company or any Subsidiary of Company to engage or participate, or compete with any other Person, in any line of business, market, or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, preferred pricing, exclusive sales, distribution, marketing, or other exclusive rights, rights of refusal, rights of first negotiation, or similar rights, or terms to any Person, or any Contract otherwise limiting the right of Company or any Subsidiary of Company to sell, distribute, or manufacture any products or services, or to purchase or otherwise obtain any software, components, parts, subassemblies, or services;

(vi)        any Contract with Caladrius or its Affiliates;

(vii)       any Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods, including any plan or arrangement for the benefit of its current or former managers, officers, and employees;

(viii)      any collective bargaining agreement;

(ix)         any Contract with Company for the employment of any individual on a full-time, part-time, consulting, or other basis providing a base salary in excess of $150,000 or providing severance benefits;

(x)          any Contract under which Company has advanced or lent any amount to any of its managers, officers, and employees outside the ordinary course of business or advanced or lent any other Person amounts in the aggregate exceeding $10,000;

(xi)         any Contract under which the consequences of a default or termination would lead to a Material Adverse Change;

(xii)        each power of attorney that is currently effective and outstanding;

(xiii)       each lease, rental or occupancy agreement, license, installment, and conditional sale agreement, and other applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $100,000 and with terms of less than one year);

(xiv)      each licensing agreement or other Contract with respect to Intellectual Property or Intellectual Property Rights owned by Company or used in, or necessary for, the operation of the business of Company, including but not limited to licenses or authorizations to any third party to manufacture or reproduce any Company Owned IP, Contracts with current or former employees, consultants, and contractors regarding the use, assignment, ownership, or non-disclosure of any of the Intellectual Property or Intellectual Property Rights, but excluding, in each case, Contracts for object code licenses for generally commercially available or off-the-shelf software that has not been modified;

(xv)       [Intentionally omitted];

(xvi)      any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of the Transaction Agreements or the consummation of the transactions contemplated by the Transaction Agreements, either alone or in combination with any other event;

(xvii)     any other Contract (or group of related Contracts) the performance of which involves consideration in excess of $250,000;

(xviii)    any agreement of indemnification, support, or warranty not subject to a limitation of liability of Company of at least $250,000 or any Contract containing any support, maintenance, or service obligation or cost on the part of Company involving an amount in excess of $250,000;

(xix)       any Contract with any Governmental Authority;

(xx)        any Contract or plan relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Units or Derivative Securities;

(xxi)       any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;

(xxii)      any confidentiality, secrecy, or non-disclosure Contract other than any such Contract entered into with customers and distributors in the ordinary course of business consistent with past practice that does not contain any provision that would otherwise require disclosure pursuant to a provision of this Schedule 4.2(s) other than this clause (xxii); and

(xxiii)     any separation, severance, or settlement agreement under which Company has any actual or potential Liability.

All Material Contracts are in written form. Through the VDR, Company has provided Purchaser with access to a correct and complete copy of each written Material Contract (as amended to date) at least three (3) Business Days prior to the Effective Date other than those Material Contracts for which disclosure is not required hereunder, as specified in the Disclosure Schedules. With respect to each Material Contract, (1) the Contract is legal, valid, binding, enforceable, except to the extent limited by the availability of specific equitable remedies, or by applicable bankruptcy, reorganization, insolvency, moratorium, or other similar Laws of general application relating to or affecting the enforcement of creditor’s rights and in full force and effect; (2) there exists no breach or event of default or event, occurrence, condition, or act with respect to Company (or Caladrius to the extent Caladrius is a party to such Contract), or to Caladrius’s and Company’s Knowledge, any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty, or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of Company under any Material Contract, or (D) the right to cancel, terminate, or modify any Material Contract; and (3) Company has not received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract.

(t)          Insurance.

(i)          Schedule 4.2(t)(i) of the Disclosure Schedule sets forth (1) an accurate and complete list of each insurance policy and fidelity bond that covers Company or its business, properties, assets, managers, or employees (the “Policies”) and (2) a list of all pending claims and the claims history for Company during the current year and the preceding three years. Such Policies include all legally required workers’ compensation insurance and errors and omissions, casualty, fire, and general liability insurance. There are no pending claims under any of such Policies as to which coverage has been questioned, denied or disputed by the insurer or in respect of which the insurer has reserved its rights.

(ii)         Schedule 4.2(t)(ii) of the Disclosure Schedule includes any self-insurance arrangement by or affecting Company, and describes the loss experience for all claims (if any) that were self-insured in the current year and the preceding two years.

(iii)        All Policies are in full force and effect and are enforceable in accordance with their terms and will continue in full force and effect following the Closing.

(iv)        All premiums due under the Policies have been paid or accrued for in full. Company has not received a notice of cancellation of any Policy or of any material changes that are required in the conduct of the business of Company as a condition to the continuation of coverage under, or renewal of, any such Policy.

(u)          Environmental and Health.

(i)          (1) Company has obtained, and is in material compliance with, all Environmental and Health Permits in connection with the ownership, use, maintenance or operation of its business or assets or properties; (2) all such Environmental and Health Permits are valid and in full force and effect, and all renewal applications for such Environmental and Health Permits have been timely filed with the appropriate Governmental Authority; (3) none of such Environmental and Health Permits will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement; (4) Company has been, and is currently, in compliance with all Environmental and Health Laws; and (5) neither Caladrius nor Company has received notice alleging that Company is not in such compliance with Environmental and Health Laws.

(ii)         There are no pending or, to Caladrius’s or Company’s Knowledge, threatened, Proceedings against Company under or relating to any Environmental and Health Law.

(iii)        Company is not subject to any Order relating to compliance with any Environmental and Health Law or to investigation or clean-up of a hazardous substance under any Environmental and Health Law. Company has not entered into any written agreement or settlement with any Governmental Authority with respect to its non-compliance with, or violation of, any applicable Law. The Company has not retained or assumed any Liability of any other Person under any Environmental and Health Law. To Caladrius’s or Company’s Knowledge, there are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any Liability of the Company with respect to any Environmental and Health Law.

(iv)        No Lien has been attached to, or asserted against, the assets, real property or rights of Company pursuant to any Environmental and Health Law, and no such Lien has been threatened; and, to Caladrius’s or Company’s Knowledge, there are no facts, circumstances, or other conditions that could be expected to give rise to any Liens on or affecting any of the foregoing.

(v)         There has been no treatment, storage, disposal, or release of any hazardous substance at, from, into, on, or under any real property or any other property currently or formerly owned, operated, or leased by Company, and no hazardous substances are present in, on, about, or migrating to or from any real property or any other property currently or formerly owned, operated, or leased by Company that would reasonably be expected to give rise to a Proceeding against Company under or relating to any Environmental and Health Law.

(vi)        Company has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations, and other documents, together with any amendments required to be made with respect thereto, that Company was required to file with any Governmental Authority, including any applicable federal regulatory authorities, and all such reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents were true, complete, and accurate in all material respects when filed, and Company has timely paid all Taxes, fees, and assessments due and payable in connection therewith.

(vii)       No person has filed or, to Caladrius’s or Company’s knowledge, has threatened to file against Company, an action under any federal or state whistleblower statute.

(v)          [Intentionally Omitted].

(w)         Intellectual Property.

(i)          Schedule 4.2(w)(i) of the Disclosure Schedule sets forth a true, accurate, and complete list of the following:

(1)         All Patents, registered trademarks, applications for registered trademarks, registered service marks, applications for registered service marks, intent-to-use applications, and other registrations and applications related to trademarks or service marks, registered copyrights, and applications for registered copyrights, registered Internet domain names, and any other Intellectual Property or Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued, filed with, or recorded by any Governmental Authority owned by, registered, or filed in the name of, Company (the “Registered IP”). Such list includes the jurisdictions in which each such item of Registered IP has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. The list also sets forth all actions that are required to be taken by Company within 120 days of the Effective Date with respect to any of the Registered IP in order to avoid prejudice to, or impairment or abandonment of any Registered IP (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances).

(2)         All unregistered trademarks and unregistered service marks that are owned or used by Company in connection with the business of Company as currently conducted (the “Unregistered IP”).

(ii)         Each item of the Registered IP and Unregistered IP is owned by Company, and each item of Registered IP is in the name of Company, is valid (or in the case of applications, applied for) and subsisting, and is enforceable in accordance with its terms. All necessary registration and renewal fees in connection with the Registered IP have been made, and all necessary documents and certificates in connection with such registrations have been filed with the relevant patent, copyrights, and trademark authorities in the United States and any other jurisdiction where such registrations or applications exist for the purposes of prosecuting, maintaining and perfecting the Registered IP. Except for any office actions, rulings, opinions, orders, and the like from the USPTO, USCO, and other applicable foreign filing offices that are issued in the ordinary course incident to the applications of the Registered IP, no registrations, or applications for any Registered IP are the subject of any opposition, interference, cancellation, or other Proceeding pending before any Governmental Authority.

(iii)        Except as set forth in Schedule 4.2(w)(iii) of the Disclosure Schedule, no Person has any right to use any of the Intellectual Property or Intellectual Property Rights owned, or purported to be owned, by Company (“Company Owned IP”), and Company has not granted to any Person, nor authorized any Person to retain, any rights in the Company Owned IP.

(iv)        No Contracts exist pursuant to which Company or any Affiliate of Company has granted exclusive licenses or has committed to grant exclusive licenses with respect to, any Company Owned IP or any Intellectual Property or Intellectual Property Rights necessary for Company to carry on its business as currently conducted. To Caladrius’s and Company’s Knowledge, no predecessor in title to Company Owned IP has granted exclusive licenses or has committed to grant exclusive licenses with respect to any Company Owned IP or such Intellectual Property or Intellectual Property Rights.

(v)         As of the Closing Date, Company owns all rights, title, and interest in and to all Company Owned IP. Company has the right to use all Company Owned IP, and pursuant to valid and enforceable Contracts, all other Intellectual Property and Intellectual Property Rights used in or necessary for the conduct of the business of Company as currently conducted (such Intellectual Property and Intellectual Property Rights, together with Company Owned IP, “Company IP”), except as set forth in Schedule 4.2(w)(v) of the Disclosure Schedule, free of all Liens other than non-exclusive licenses granted in the ordinary course of business consistent with past practice.

(vi)        The execution and performance of the Transaction Agreements and the consummation of the transactions contemplated thereby (1) will not result in any loss or impairment of the rights of Company to own or use any Company IP, and (2) will not require the consent of any third party in respect of any Company IP.

(vii)       [Intentionally omitted]

(viii)      The operation of the business of Company does not, and will not infringe or misappropriate the Intellectual Property Rights or Intellectual Property of any other Person, and does not constitute unfair competition or unfair trade practices under the Laws of any jurisdiction to which the Company is subject; and to the Knowledge of Company and Caladrius there is no substantial basis for a claim that the operation of the business of Company is infringing, has infringed on or misappropriates or has misappropriated any Intellectual Property Rights or Intellectual Property of any Person, or constitutes or has constituted unfair competition or unfair trade practices under the Laws of any jurisdiction to which the Company is subject. The operation of the business includes (1) the operation of the business of Company as previously conducted and as currently conducted; and (2) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision, and use of any existing Company product or service as of the Closing Date. Neither Caladrius nor Company has received any opinion of counsel that any Company product or service or the operation of the business of Company infringes or misappropriates any third-party Intellectual Property Rights or misappropriates any third-party Intellectual Property. There are no Proceedings pending against Company or, to Caladrius’s or Company’s Knowledge, currently threatened against Company, alleging the infringement or misappropriation by Company of any Intellectual Property Rights of any Person, and, for the past five (5) years from the Effective Date, neither Company nor Caladrius has received written notice from any Person that the operation of the business of Company infringes the Intellectual Property Rights or misappropriates the Intellectual Property of any Person. For the past five (5) years from the Effective Date, neither Caladrius nor Company has received any written communication that involves an offer to license or grant any other rights or immunities under any third-party Intellectual Property Rights. There are no Proceedings pending or, to Caladrius’s or Company’s Knowledge, threatened challenging the validity, use, or enforceability of, any Company Owned IP or to Caladrius’s and Company’s Knowledge, any Intellectual Property or Intellectual Property Rights used by or necessary for Company in the conduct of the business of Company as currently conducted. Company has not entered into or is otherwise bound by any consent, forbearance, or any settlement agreement limiting the rights of Company to use the Company IP. To Caladrius’s or Company’s Knowledge, there is no unauthorized use, unauthorized disclosure, infringement, or misappropriation of any Company Owned IP, by any third party, including any employee or former employee of Company or any Affiliate. Company has not brought any Proceeding for infringement or misappropriation of any Intellectual Property or Intellectual Property Rights or breach of any Company Owned IP or agreement related to Intellectual Property or Intellectual Property Rights.

(ix)        Company has secured from all of its consultants, employees, and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation, or development of any Company Owned IP unencumbered and unrestricted exclusive ownership of, all such third party’s Intellectual Property Rights in such contribution that Company does not already own by operation of Law, and to the maximum extent permitted under applicable Law, such third party has not retained any rights or licenses with respect thereto. Without limiting the foregoing, Company has obtained proprietary information and invention disclosure and assignment agreements from all current and former employees and consultants of Company.

(x)          To the Knowledge of Company, no current or former employee, consultant or independent contractor of Company (1) is in violation of any term or covenant of any Contract relating to employment, Intellectual Property, Intellectual Property Rights, non-disclosure, or any other Contract with any other party, or using trade secrets or proprietary information of others without permission by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, Company or (2) has developed any Intellectual Property for Company that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property or Intellectual Property Rights.

(xi)        Company has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information included in Company Owned IP and all other Intellectual Property and Intellectual Property Rights used in the operation of the business of Company (“Company Confidential Information”). All use of Company Confidential Information owned by the Company by, or disclosure of Company Confidential Information to, a third party has been pursuant to the terms of a written Contract between Company and such third party. All use or disclosure of Company Confidential Information by Company not owned by Company has been pursuant to the terms of a written Contract between Company and the owner of such Company Confidential Information, or is otherwise lawful. All current and former employees, consultants and independent contractors of Company or its Affiliates having access to Company Confidential Information or proprietary information of any of Company’s customers or business partners have executed and delivered to Company a written Contract regarding the protection of such Company Confidential Information or proprietary information (in the case of proprietary information of Company’s customers and business partners, to the extent required by such customers and business partners).

(xii)       No (1) government funding, (2) facilities of a university, college, other educational institution, or research center, or (3) funding from any Person (other than funds received in consideration for Equity Interests of Company) was used in the development of the Company Owned IP. To the Knowledge of Company, no current or former employee, consultant or independent contractor of Company, who was involved in, or who contributed to, the creation or development of any Company Owned IP, has performed services for any government, university, college, or other educational institution or research center during a period of time during which such employee, consultant, or independent contractor was also performing services for Company.

(xiii)      All Company products sold, licensed, leased, or delivered by Company and all services provided by or through Company to customers on or prior to the Closing Date substantially conform to applicable contractual commitments, express warranties, and conform in all material respects to packaging, advertising, and marketing materials and to applicable product or service specifications or documentation. Company is not subject to any Order or Proceeding (and, to the Knowledge of Caladrius and Company, there is no legitimate basis for any present or future Proceeding against Company relating to the foregoing obligations) for replacement or repair of Company products or other damages in connection therewith (including the provision of services) in excess of any reserves therefor reflected on the Balance Sheet.

(xiv)      In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders), and use of any personally identifiable information or other personal data from any individuals, including any customers, prospective customers, employees, and other third parties (collectively “Personal Information”), for the past ten (10) years from the Effective Date, Company is and has been in compliance with all applicable Laws in all relevant jurisdictions, Company’s privacy policies and the requirements of any Contract or codes of conduct to which Company is a party. Company has appropriate physical, technical, organizational, and administrative security measures and policies in place intended to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use, and disclosure. For the past ten (10) years from the Effective Date, Company is and has been in compliance with all Laws relating to data loss, theft, and breach of security notification obligations to which the Company is subject.

(x)          Information Technology Infrastructure. Schedule 4.2(x) of the Company Disclosure Letter sets forth material details of the information and communications technology infrastructure and systems that is or has been used in the business of the Company (collectively, the “PCT Infrastructure”) and any security and disaster recovery arrangements relating thereto. The arrangements relating to the PCT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the execution or delivery of the Transaction Agreements or the consummation of the transactions contemplated thereby, and the PCT Infrastructure will continue to be available for use by the Company immediately following the Closing and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Company or Purchaser. Except with respect to licensed software, for all of which Company is the licensee, the Company is the sole legal and beneficial owner of the PCT Infrastructure and the PCT Infrastructure is used by both the Company and Caladrius. The PCT Infrastructure that is currently used in the conduct of business of the Company constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company as currently conducted, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the business of the

Company as currently conducted and currently proposed to be conducted with regard to information and communications technology, data processing and communications. The PCT Infrastructure is: (i) in good working order and functions in accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with best industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect and (iii) protected by adequate security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the PCT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the PCT Infrastructure. To the Knowledge of Company, no breach, security incident or violation of any data security policy in relation to Company Data has occurred or has been threatened in writing, no unauthorized access to any PCT Infrastructure has occurred or has been threatened in writing, and to Company’s Knowledge there has been no unauthorized or illegal Processing of any Company Data.

(y)          Foreign Corrupt Practices Act. Neither Company nor any of Company’s members, managers, officers, employees, or agents have, directly or indirectly, made, offered, promised, or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party, or official thereof, or candidate for foreign political office for the purpose of (i) influencing any official act or decision of such official, party, or candidate, (ii) inducing such official, party, or candidate to use his, her, or its influence to affect any act or decision of a foreign Governmental Authority, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above in order to assist Company or any of its Affiliates in obtaining or retaining business for or with, or directing business to, any Person. Neither Company nor any of its members, managers, officers, employees, or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment of funds or received or retained any funds in violation of any Law. Company further represents that it has maintained, and has caused each of its Subsidiaries and Affiliates to maintain, systems of internal controls (including accounting systems, purchasing systems, and billing systems) to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption Law. Neither Company, nor, to Caladrius’s or Company’s Knowledge, any of its members, managers, officers, or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution, or other enforcement action or Proceeding related to the FCPA or any other anti-corruption Law.

(z)          Solvency. Neither Company nor Caladrius is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay, or defraud either present or future creditors. At and immediately after the Closing Date, and after giving effect to the transactions contemplated hereby, Company (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its liabilities and that the fair saleable value of its assets on a going concern basis will not be less than the amount required to pay its liabilities in the ordinary course and as they become absolute and matured (including contingent liabilities that can reasonably be expected to become actual or matured liability)); (ii) will have adequate capital and liquidity with which to engage in its business; and (iii) will not have incurred debts beyond its ability to pay as they become absolute and matured.

(aa)        Prior Transactions; Negotiations. Company has not, during the past four years, been a party to any merger or consolidation, or acquired all or substantially all of the assets of any Person, or acquired any of its property or assets out of the ordinary course of business.

(bb)        Certain Business Relationships.

(i)          Other than (A) standard employee benefits generally made available to all employees and (B) standard member, manager, and officer indemnification agreements, there are no Contracts or proposed transactions between Company and any of its members, managers, officers, consultants, or Key Employees, or any Affiliate thereof, except as set forth on Schedule 4.2(bb)(i) of the Disclosure Schedule.

(ii)         Company is not indebted, directly or indirectly, to any of its members, managers, officers, or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of Company’s members, managers, officers, or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to Company or, have any (A) material commercial, industrial, banking, consulting, legal, accounting, charitable, or familial relationship with any of Company’s customers, suppliers, service providers, joint venture partners, licensees, and competitors, (B) direct or indirect ownership interest in any Person with which Company is Affiliated or with which Company has a business relationship, or any Person that competes with Company, except that members, managers, officers, and employees of Company may own stock in (but not exceeding 2% of the outstanding capital stock of) publicly traded companies that may compete with Company; (C) financial interest in any Contract with Company or by which Company or any of its assets is bound; or (D) to the Knowledge of Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business.

(cc)        Customers and Suppliers.

(i)          The Company does not have any outstanding material disputes concerning any Company products or services with any customer or distributor who, for the year ended December 31, 2015 or the year ended December 31, 2016, was one of the ten (10) largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”), and, to the Knowledge of the Company and Caladrius, there is no material dissatisfaction on the part of any Significant Customer with respect to any Company products or services. Each Significant Customer is listed on Schedule 4.2(cc)(i) of the Disclosure Schedule. Except as set forth on Schedule 4.2(cc)(i) of the Disclosure Schedule, Company has not received any information from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Purchaser) after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company (or the Purchaser).

(ii)         The Company does not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2015 or the year ended December 31, 2016, was one of the ten (10) largest suppliers of products and/or services to the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company with respect to any Significant Supplier and, to the Knowledge of the Company and Caladrius, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company. Each Significant Supplier is listed on Schedule 4.2(cc)(ii) of the Disclosure Schedule. The Company has not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Purchaser) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the Purchaser). The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the Knowledge of the Company and Caladrius, there is no reason why the Company will not continue to have such access on commercially reasonable terms.

(dd)       Subsidiaries. Except as set forth on Schedule 4.2(dd) of the Disclosure Schedules, Company has no Subsidiary and does not own, control, or have any right to acquire, directly or indirectly, any capital stock of, or other equity interest in, any Person except for PCT Allendale, LLC and Neostem Family Storage, LLC. Except as expressly contemplated in the Transaction Agreements, Company is not a participant in any joint venture, partnership, or similar arrangement.

(ee)        Indebtedness.

(i)          Company does not have (A) any indebtedness for borrowed money, (B) any obligations evidenced by bonds, debentures, notes, or other similar instruments, (C) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (D) any obligations as lessee under capitalized leases in excess of $150,000 per year, (E) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, or (F) any obligations, contingent or otherwise, under acceptance credit, letters of credit, or similar facilities. Company has no obligation to provide a guaranty with respect to any of the foregoing.

(ii)         Neither Company nor any of its Subsidiaries is (A) a party to or otherwise bound by the Oxford Loan Agreement, (B) subject to any Liabilities or other obligations under the Oxford Loan Agreement or (C) subject to any Liabilities or other obligations to Oxford or its Affiliates, including, without limitation, any such Liabilities to repay indebtedness, or obligations to provide any type of guaranty of indebtedness relating to the Oxford Loan Agreement. None of the assets of the Company and its Subsidiaries are subject to any Lien in respect of or relating to the Oxford Loan Agreement.

(ff)         83(b) Elections. To the Knowledge of Caladrius or Company, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested Equity Interests of Company.

(gg)        Real Property Holding Corporation. Company is not now and has never been a “United States real property holding corporation” as defined in the Code and any applicable regulations promulgated thereunder.

(hh)        Brokers. No financial advisor, broker, or finder is entitled to any broker’s, finder’s, investment banking, or similar fees, commissions, or expenses in connection with this Agreement or the transactions contemplated by this Agreement or the Transaction Agreements based upon arrangements made by or on behalf of Caladrius or Company, other than those that will be paid solely by Caladrius.

(ii)          Restrictions on Business Activities. There is no Contract or Order binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after the Closing, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of the Business or limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to any Company product or the Company Owned IP, or to make use of any Company Owned IP, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

(jj)          Completeness of Disclosure. No representation or warranty by Caladrius or Company in this Agreement (as modified by the Disclosure Schedule) or the Disclosure Schedule, or any certificate or other document furnished or to be furnished to Purchaser pursuant hereto, or in connection with the negotiation, execution, or performance of this Agreement and the Transaction Agreements, contains or will at the Closing contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading in light of the circumstances under which they were made. Except as specifically set forth in the Agreement or the Disclosure Schedule, there are no facts or circumstances of which either Caladrius or Company has Knowledge that would reasonably be expected to result in a Material Adverse Change. Company has delivered to Purchaser all the information reasonably available to Company and Caladrius that Purchaser has requested for deciding whether to acquire the CLBS Units, including certain of Company’s projections.

Schedule 5.1

Representations and Warranties Concerning Purchaser

(a)          Authorization of Transaction. Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement, when executed and delivered by Purchaser, will constitute the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other Laws of general application affecting enforcement of creditors’ rights generally, and as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (ii) to the extent the indemnification provisions contained herein may be limited by applicable federal or state securities Laws. Purchaser is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Purchaser.

(b)          Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any Law or Order or other restriction of any Governmental Authority to which Purchaser is subject or any provision of its articles of incorporation, bylaws, or other governing documents or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy, obtain any relief under, or revoke or otherwise modify any rights held under, any such Law or Order, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify, or cancel, or require any notice under, any Contract to which Purchaser is a party, a beneficiary, or by which it is bound or to which any of its assets is subject.

(c)          Investment. Purchaser is acquiring the Units for investment only and not with a view to or for sale in connection with any distribution thereof within the meaning of the Act. Purchaser may not offer to sell or otherwise dispose of, or sell or otherwise dispose of, the Units so acquired by it in violation of any of the registration requirements of the Act.

(d)          No General Solicitation. Neither Purchaser, nor any of its officers, members, managers, employees, or agents has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Units.

(e)          Residence. The office or offices of Purchaser in which its principal place of business is identified in the address or addresses of Purchaser set forth in Section 12.5.

(f)           Accredited Investor. Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Act.

(g)          Brokers. No financial advisor, broker, or finder is entitled to any broker’s, finder’s, investment banking, or similar fees, commissions, or expenses in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser, other than those that will be paid solely by Purchaser.

(h)          Sufficient Funds. Purchaser has and will have at Closing immediately available cash, lines of credit or other sources of funds to enable it to make payment of the Purchase Price and all other amounts payable pursuant to this Agreement and to perform all of its obligations under this Agreement.